UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated December 4, 2023

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                 Form 40-F  ◻

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-240163), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on Form 6-K includes the following items:

(a)	Summary;
(b)	Strategic progress;
(c)	Financial performance;
(d)	Cash flow and funding;
(e)	Statement of financial position;
(f)	Other significant developments;
(g)	Risk factors;
(h)	Regulation;
(i)	Unaudited condensed consolidated financial statements;
(j)	Non-GAAP measures;
(k)	Definitions;
(l)	Notes; and
(m)	Forward-looking statements and other matters.

Certain information is taken from the previously published results of Vodafone Group Plc for the year ended 31 March 2023. This report on Form 6-K should be read in conjunction with the Group’s Annual Report on Form 20-F for the year ended 31 March 2023. In particular the following sections:

●	Information contained in “A new roadmap for Vodafone” on page 1;
●	Information contained in “About Vodafone” on page 2;
●	Information contained in “Operating in a rapidly changing industry” on page 3;
●	Information contained in “Key performance indicators” on pages 4 and 5;
●	Information contained in “Chair’s message” on page 6;
●	Information contained in “Chief Executive’s statement and strategic roadmap” on page 7;
●	Information contained in “Mega trends” on pages 8 and 9;
●	Information contained in “Our financial performance” on pages 16 to 25; and
●	Consolidated financial statements on pages 123 to 210.

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to Vodafone Group Plc (‘the Company’), and as applicable, its subsidiaries and/or its interest in joint ventures and/or associates.

Vodafone Group Plc ⫶ H1 FY24 results

Initial strategic progress & improved revenue trends

		H1 FY24		H1 FY23		Change
Financial results (unaudited)	Page	€m		€m		%
Group revenue	3	21,937		22,930		(4.3)
Group service revenue	3	18,618		19,207		4.2	*
Operating profit[1]	3	1,655		2,968		(44.2)
(Loss)/profit for the financial period[1]	3	(155)		1,202
Basic (loss)/earnings per share[1]	14	(1.28)	c	3.37	c
Interim dividend per share	15	4.50	c	4.50	c
Cash inflow from operating activities	14	5,544		6,280		(11.7)

Year-end FY23
€m
Borrowings less cash and cash equivalents	15	(57,910)	(54,685)
*	represents organic growth. See page 4. | 1. H1 FY23 re-presented for the reclassification of Indus Towers. See page 39.

Financial performance

Total revenue declined by 4.3% to €21.9 billion (FY23 H1: €22.9 billion) driven by adverse foreign exchange rate movements and the disposals of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year.

Operating profit decreased by 44.2% to €1.7 billion and the Group made a loss for the period of €0.2 billion (FY23 H1: €1.2 billion profit) reflecting the disposals of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year, adverse foreign exchange rate movements, and lower share of results of equity accounted associates and joint ventures in the current year.

Basic loss per share was 1.28 eurocents, compared to basic earnings per share of 3.37 eurocents1 in the prior year period.

Cash flow and funding

Cash inflow from operating activities decreased to €5.5 billion (FY23 H1: €6.3 billion), reflecting lower operating profit and adverse working capital movements, which offset lower taxation payments.

Borrowings less cash and cash equivalents increased by €3.2 billion to €57.9 billion compared to €54.7 billion at 31 March 2023. This reflects a decrease in borrowings of €1.3 billion, offset by a decrease in cash and cash equivalents of €4.6 billion, reflecting lower operating profit and adverse working capital movements which offset lower taxation payments. This decrease in borrowings was primarily driven by repayment of bonds of €2.7 billion and a decrease in collateral liabilities of €0.5 billion offset by the issuance of long-term bonds of €1.3 billion and adverse foreign exchange movements on bonds of €0.6 billion.

Current liquidity, which includes cash and equivalents and short-term investments, is €11.2 billion (€16.0 billion as at 31 March 2023). This includes €3.8 billion of net collateral which has been posted to Vodafone from counterparties as a result of positive mark-to-market movements on derivative instruments (€4.6 billion as at 31 March 2023).

The interim dividend per share is 4.5 eurocents (FY23 H1: 4.5 eurocents). The ex-dividend date for the interim dividend was 23 November 2023 for ordinary shareholders, the record date was 24 November 2023 and the dividend is payable on 2 February 2024.

Vodafone Group Plc ⫶ H1 FY24 results

Strategic progress

In May 2023, we set out a new roadmap for Vodafone, based on our need to change and focus on three priorities: Customers, Simplicity and Growth.

During the first half of FY24, we have made early progress in executing this plan. Highlights include:

Customers

●	We introduced a series of new initiatives to improve customer service, supported by re-allocating €150 million of investment to this area. Each of our markets is now executing a detailed action plan to eliminate customer pain points, and we have aligned our incentives to this objective.
●	As a result we have seen some early progress in customer satisfaction, with stable or improving promoter scores in most markets despite the inflationary environment.

Simplicity

●	In H1 we have completed c.2700 role reductions out of the 11,000 planned over 3 years.
●	We have concluded a thorough review of our shared operations, and are preparing to introduce new MSA structures between markets and shared operations on a price x quantity x quality model. Our commercialisation of shared operations will be supported by a new partnership with Accenture.

Growth

●	Germany returned to growth, with service revenue in Q2 FY24 of 1.1%*.
●	Vodafone Business service revenue continued to accelerate at 4.4%* in H1 FY24, with growth across all customer segments and markets, except Spain.
●	We have taken two significant steps to right-size our portfolio for growth:

–in June 2023, we announced our merger of Vodafone UK and Three UK; and

–in October 2023, we announced our exit from the Spanish market through the sale of Vodafone Spain.

Vodafone Group Plc ⫶ H1 FY24 results

Financial performance ⫶ Service revenue growth in both Europe & Africa

●	Group revenue decline of 4.3% to €21.9 billion due to adverse foreign exchange rate movements and the disposal of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year
●	Group service revenue growth of 4.2%* in the first half of FY24, with both Europe and Africa growing
●	Service revenue growth in Turkey of 79.3%* driven by higher inflation. Group service revenue growth excluding Turkey was 2.3%*
●	Lower share of results of equity accounted associates and joint ventures of €(51) million (FY23 H1: €376 million), primarily due to VodafoneZiggo, reflecting lower profitability, lower gains on derivative instruments and higher interest expense, and Vantage Towers, due to amortisation of intangible assets following the completion of the joint venture
●	Operating profit decrease of 44.2% to €1.7 billion reflecting business disposals in the prior financial year, adverse foreign exchange rate movements and lower share of results of associates and joint ventures in the current year

Group financial performance

			Re-presented[2]
	H1 FY24[1]		H1 FY23		Reported
	€m		€m		change %
Revenue	21,937		22,930		(4.3)
- Service revenue	18,618		19,207		(3.1)
- Other revenue	3,319		3,723

Operating profit	1,655		2,968		(44.2)
Investment income	368		137
Financing costs	(1,473)		(1,418)
Profit before taxation	550		1,687
Income tax expense	(705)		(485)
(Loss)/profit for the financial period	(155)		1,202

Attributable to:
- Owners of the parent	(346)		945
- Non-controlling interests	191		257
(Loss)/profit for the financial period	(155)		1,202

Basic (loss)/earnings per share	(1.28)	c	3.37	c

Notes:

1.	The H1 FY24 results reflect average foreign exchange rates of €1:£0.86, €1:INR 89.71, €1:ZAR 20.29, €1:TRY 25.99 and €1:EGP 33.64.
2.	The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. There is no impact on previously reported Revenue. However, Operating profit has increased by €33 million whilst Profit before taxation and Profit for the financial period both decreased by €41 million compared to amounts previously reported. Consequently, Basic earnings per share decreased by 0.15c compared to the amount previously reported. See note 4 ‘Assets held for sale’ in the unaudited condensed consolidated financial statements for more information.

Vodafone Group Plc ⫶ H1 FY24 results

Geographic performance summary

					Other		Other	Common	Elimi-
	Germany	Italy	UK	Spain	Europe	Vodacom	Markets	Functions	nations	Group
H1 FY24	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Total revenue	6,405	2,320	3,377	1,929	2,679	3,590	1,128	721	(212)	21,937
Service revenue	5,722	2,098	2,822	1,731	2,366	2,924	828	282	(155)	18,618
Adjusted EBITDAaL	2,527	645	640	394	766	1,241	254	(89)
Adjusted EBITDAaL margin (%)	39.5%	27.8%	19.0%	20.4%	28.6%	34.6%	22.5%

	FY23							FY24
Service revenue growth %	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
Germany	(0.5)	(1.1)	(0.8)	(1.8)	(2.8)	(2.3)	(1.6)	(1.3)	1.0	(0.1)
Italy	(2.2)	(3.4)	(2.8)	(3.3)	(2.8)	(3.0)	(2.9)	(1.6)	(0.9)	(1.3)
UK	8.3	6.9	7.6	2.7	(1.6)	0.5	4.0	3.0	5.1	4.1
Spain	(2.9)	(6.1)	(4.5)	(8.7)	(3.7)	(6.3)	(5.4)	(3.0)	(2.7)	(2.9)
Other Europe	2.1	1.9	2.0	1.4	(5.2)	(1.8)	0.1	(7.4)	(7.2)	(7.3)
Vodacom	9.5	10.8	10.2	2.3	(11.2)	(4.5)	2.7	(14.3)	(14.8)	(14.6)
Other Markets	(16.3)	(15.6)	(15.9)	(10.0)	32.4	9.3	(4.6)	(8.5)	21.6	7.4
Group	1.3	0.8	1.0	(1.3)	(3.2)	(2.2)	(0.6)	(4.2)	(1.9)	(3.1)

	FY23							FY24
Organic service revenue growth %*[1]	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
Germany	(0.5)	(1.1)	(0.8)	(1.8)	(2.8)	(2.3)	(1.6)	(1.3)	1.1	(0.1)
Italy	(2.3)	(3.4)	(2.8)	(3.3)	(2.7)	(3.0)	(2.9)	(1.6)	(1.0)	(1.3)
UK	6.5	6.9	6.7	5.3	3.8	4.6	5.6	5.7	5.5	5.6
Spain	(3.0)	(6.0)	(4.5)	(8.7)	(3.7)	(6.2)	(5.4)	(3.0)	(2.7)	(2.8)
Other Europe	2.5	2.9	2.7	2.1	3.6	2.8	2.8	4.1	3.8	3.9
Vodacom[2]	6.9	8.3	7.6	8.0	7.0	7.5	7.5	9.0	9.0	9.0
Other Markets[2]	32.3	39.7	36.0	48.8	54.9	51.7	43.5	74.1	85.0	79.3
Group	2.5	2.5	2.5	1.8	1.9	1.8	2.2	3.7	4.7	4.2

Notes:

1.	Organic service revenue growth is a non-GAAP measure. See page 45 for more information.
2.	Organic service revenue growth metrics for FY23 have been re-presented for the Other Markets and Vodacom segments to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is no impact on previously reported Group metrics.

Organic growth

All amounts marked with an ‘*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey and other adjustments to improve the comparability of results between periods. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 45 for more information.

Segmental reporting

From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group’s reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Vodafone Group Plc ⫶ H1 FY24 results

Germany ⫶ 31% of Group service revenue

	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	6,405	6,592	(2.8)
- Service revenue	5,722	5,730	(0.1)	(0.1)
- Other revenue	683	862
Adjusted EBITDAaL	2,527	2,677	(5.6)	(5.6)
Adjusted EBITDAaL margin	39.5%	40.6%

Total revenue decreased by 2.8% to €6.4 billion, driven by lower equipment revenue.

On an organic basis, service revenue was broadly stable at -0.1%* (Q1: -1.3%*, Q2: 1.1%*) as the contribution from higher broadband and mobile ARPU was offset by the cumulative impact of customer losses, and a reduction in mobile termination rates. In Q2, both fixed and mobile service revenue returned to growth, benefiting from our broadband price increases and higher mobile ARPU.

Fixed service revenue increased by 0.3%* (Q1: -0.9%*, Q2: 1.4%*), as broadband ARPU growth offset the impact of a lower broadband and TV customer base. Q2 service revenue returned to growth, supported by our broadband base price increases, which started to take effect in May. This impacted our commercial performance, as expected, and we lost 157,000 cable broadband customers and 97,000 DSL customers in H1, reflecting anticipated price increase driven disconnections. The performance of our hybrid fibre cable gigabit network continued to improve, which was reflected in all four major independent network tests from Connect, CHIP, Computer BILD and nPerf. Gigabit speeds are now available to over 24 million households across our hybrid fibre cable network.

Our TV customer base declined by 213,000 and our converged customer base increased by 36,000 to 2.3 million Consumer converged accounts. Ahead of changes to German TV laws, which take effect from July 2024 and end the practise of bulk TV contracting in Multi Dwelling Units (‘MDUs’), we continue to progress preparations to manage this transition. We have performed three trials to re-contract customers, with a success rate of 35-65%. In total, we have 8.5 million MDU TV customers, and they generate approximately €800 million in basic-TV revenue.

Mobile service revenue declined by 0.6%* (Q1: -1.9%*, Q2: 0.7%*) reflecting a lower customer base and a reduction in mobile termination rates, partially offset by higher ARPU. Q2 service revenue returned to growth, supported by higher non-recurring payments from service providers and higher roaming and visitor revenue. We added 93,000 contract customers in the period driven by an improved Vodafone branded performance. As part of our ongoing commercial repositioning, we launched refreshed, fully flexible ‘FamilyCard’ plans.

Vodafone Business service revenue increased by 0.5%* (Q1: 0.0%*, Q2: 1.0%*) during the period, largely due to growth in the ‘SoHo’ customer segment, which was supported by higher fixed line ARPU, and demand for our Cloud and Security services. We added 4.3 million IoT connections in the period, driven by demand from the automotive sector. In August, we launched ‘Vodafone Zscaler Security Service’, a secure access gateway solution which utilises the Cloud platform to deliver a safe and productive environment, specifically designed for small and medium enterprise customers. In November, we announced a new agreement with BASF, a leading global chemical manufacturing company. We will become a key partner for the operations and maintenance of their industrial private 5G networks globally, with the first being their production site in Germany.

Adjusted EBITDAaL declined by 5.6%*, reflecting a 4.3 percentage points impact from higher energy costs, as well as higher wage and inflation-indexed lease costs. The Adjusted EBITDAaL margin was 1.2* percentage points lower year-on-year at 39.5%.

In September 2023, our fibre-to-the-home (‘FTTH’) joint venture started its network rollout in the city of Neuss. This partnership, which will deploy FTTH to up to seven million homes over a six-year period, is complementary to our upgrade plans for our existing hybrid fibre cable network.

Vodafone Group Plc ⫶ H1 FY24 results

UK ⫶ 15% of Group service revenue

	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	3,377	3,392	(0.4)
- Service revenue	2,822	2,712	4.1	5.6
- Other revenue	555	680
Adjusted EBITDAaL	640	685	(6.6)	(5.3)
Adjusted EBITDAaL margin	19.0%	20.2%

Total revenue declined by 0.4% to €3.4 billion, as service revenue growth was largely offset by a decline in equipment revenue and the depreciation of the pound sterling against the euro.

On an organic basis, service revenue increased by 5.6%* (Q1: 5.7%*, Q2: 5.5%*). This was driven by continued growth in Consumer, and an acceleration in Business growth, partially offset by lower wholesale MVNO revenue.

Mobile service revenue grew by 6.2%* (Q1: 6.4%*, Q2: 6.1%*), driven by a higher average customer base and annual price increases in Consumer, growth in Business and higher roaming revenue. Our contract customer base was impacted by the disconnections of 179,000 zero-ARPU legacy SIMs during the period which are not expected to re-occur. Excluding these, our contract customer base declined by 49,000 (Q1: -66,000, Q2: 17,000) due to retail price increases implemented in a competitive environment, particularly from MVNOs. Consumer contract churn improved by 0.4 percentage points year-on-year to 12.1%, despite implementing annual contractual price increase during the period. Our digital prepaid sub-brand ‘VOXI’ continued to grow, with 72,000 customers added during the period.

Fixed service revenue grew by 3.8%* (Q1: 3.7%*, Q2: 3.9%*) with growth in Consumer. Our broadband customer base increased by 69,000 during the period and we now have 1.3 million customers. Through our partnerships with CityFibre and Openreach we can now reach 13.2 million households with full fibre broadband, more than any other provider in the UK.

Vodafone Business service revenue increased by 3.8%* (Q1: 4.4%*, Q2: 3.2%*) in the first half, supported by growth in mobile driven by ‘SME’ and Corporate customer segments. This was partially offset by a stable fixed line performance due to customer and product lifecycle churn. In August, we announced our partnership with Data Communications Company, providing connectivity for Britain’s smart meter network. Through our 4G managed IoT connectivity, we will help customers reduce their energy consumption.

Adjusted EBITDAaL declined by 5.3%*, of which 3.3 percentage points was due to higher energy costs. Excluding this impact, Adjusted EBITDAaL declined, as underlying service revenue growth was offset by the complete migration of the Virgin Media MVNO off our network. The Adjusted EBITDAaL margin declined 1.2* percentage points year-on-year at 19.0%.

In June 2023, we announced a binding agreement to combine our UK business with Three UK to create a sustainable, and competitive third scaled network operator in the UK. Following the merger, which we expect to close before the end of calendar 2024, Vodafone will own 51% of the combined business and CK Hutchison 49%. This combination will provide customers with greater choice and more value, drive greater competition, and enable increased investment with a clear £11 billion plan to create one of Europe’s most advanced standalone 5G networks.

Vodafone Group Plc ⫶ H1 FY24 results

Italy ⫶ 11% of Group service revenue

	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	2,320	2,377	(2.4)
- Service revenue	2,098	2,125	(1.3)	(1.3)
- Other revenue	222	252
Adjusted EBITDAaL	645	759	(15.0)	(15.0)
Adjusted EBITDAaL margin	27.8%	31.9%

Total revenue declined 2.4% to €2.3 billion due to lower service revenue and equipment revenue.

Service revenue declined by 1.3%* (Q1 -1.6%*, Q2: -1.0%*), as a result of continued price pressure in the value segment, partly offset by Business demand for fixed line connectivity and digital services. The improvement in quarterly trends was supported by seasonally higher mobile roaming and visitor revenue.

Mobile service revenue declined by 5.1%* (Q1: -5.8%*, Q2: -4.4%*). Price competition in the mobile value segment remained intense during the period. The quarter-on-quarter improvement reflected roaming and visitor revenue growth during the summer period, as well as our pricing actions. Our second brand ‘ho.’ continued to grow, with 117,000 net additions, and now has 3.1 million customers. In October, we agreed an extension to our wholesale MVNO agreement with PostePay until the end of 2028.

Fixed service revenue increased by 8.0%* (Q1: 8.7%*, Q2: 7.3%*) driven by Business demand for connectivity and digital services, including take up in the Business voucher programme, an initiative related to the EU Recovery and Resilience Facility (‘ERF’) that subsidises high-speed broadband connectivity. Our broadband customer base declined by 46,000 during the period, reflecting the impact of new market entrants, but we added 26,000 fixed-wireless access (‘FWA’) customers, which are reported in our mobile customer base.

Our next generation network (‘NGN’) broadband services are now available to 23.6 million households, including 9.0 million through our own network and our partnership with Open Fiber. This is complemented by our fixed-wireless access services which now cover 3.9 million households via 5G FWA and 1.5 million households via 4G FWA.

Vodafone Business grew by 8.4%* (Q1: 9.4%*, Q2: 7.5%*) during the period, driven by further acceleration in fixed service revenue, supported by demand for both our connectivity and digital services. We recently announced that Vodafone will provide hybrid 5G Mobile Private Network infrastructure to SNAM, one of Europe’s largest natural gas transportation companies, with dedicated coverage enabling innovative solutions for the energy transition in Italy.

Adjusted EBITDAaL declined by 15.0%* including a 10.1 percentage point impact due to higher energy costs. Adjusted EBITDAaL growth was also impacted by lower mobile service revenue and other inflationary costs, partially offset by our continued focus on cost control. The Adjusted EBITDAaL margin was 4.1* percentage points lower year-on-year at 27.8%.

Vodafone Group Plc ⫶ H1 FY24 results

Spain ⫶ 9% of Group service revenue

	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	1,929	1,965	(1.8)
- Service revenue	1,731	1,782	(2.9)	(2.8)
- Other revenue	198	183
Adjusted EBITDAaL	394	445	(11.5)	(11.6)
Adjusted EBITDAaL margin	20.4%	22.6%

Total revenue declined by 1.8% to €1.9 billion due to lower service revenue.

On an organic basis, service revenue declined by 2.8%* (Q1: -3.0%*, Q2: -2.7%*) driven by a lower customer base, continued price competition in the Consumer value segment and a reduction in mobile termination rates. This was partially offset by the positive contribution from inflation-linked price increases and demand for our Business digital services. The acceleration in quarterly trends was further supported by the improvement in our commercial performance.

In mobile, our contract customer base declined by 9,000 during the period, reflecting higher disconnections in Q1, following our implementation of inflation-linked price increases in January. Our net additions improved in Q2, supported by growth in the reseller segment due to non-recurring customer acquisitions, our commercial actions to strengthen the Vodafone brand and lower churn following the completion of our price actions. Contract churn improved by 1.7 percentage points year-on-year during the period to 18.2%.

Our broadband customer base declined by 85,000 and our TV customer base decreased by 49,000 due to price competition in the value segment. Our converged customer base remained broadly stable at 2.1 million. At the beginning of Q1, we closed 15% of our retail stores and chose not to renew several dealership channel contracts in order to increase our distribution efficiency.

Vodafone Business service revenue declined by 2.0%* (Q1: -2.8%*, Q2: -1.2%*) during the period, as growth in digital services and public sector contract wins were offset by declining mobile connectivity revenue, due to price competition in the ‘SoHo’ customer segment.

Adjusted EBITDAaL declined by 11.6%*, which reflects a 4.1 percentage point impact from tax benefits in the prior year which did not re-occur in the current year and a 2.9 percentage point impact from higher energy costs.

On 31 October 2023, we announced that Vodafone has entered into binding agreements with Zegona Communications plc in relation to the sale of 100% of Vodafone Spain. On completion, which is expected to take place in the first half of 2024, Vodafone's consideration will comprise at least €4.1 billion in cash and up to €0.9 billion in the form of Redeemable Preference Shares, which redeem no later than six years after closing. The enterprise value of €5.0 billion is equivalent to a multiple of 5.3x Adjusted EBITDAaL for the 12-month period ended 31 March 2023.

Vodafone Group Plc ⫶ H1 FY24 results

Other Europe ⫶ 13% of Group service revenue

	H1 FY24	H1 FY23[1]	Reported	Organic
	€m	€m	change %	change %*
Total revenue	2,679	2,894	(7.4)
- Service revenue	2,366	2,552	(7.3)	3.9
- Other revenue	313	342
Adjusted EBITDAaL	766	843	(9.1)	0.7
Adjusted EBITDAaL margin	28.6%	29.1%

Note:

1.	Comparatives include the results of Vodafone Hungary. As previously reported, Vodafone Hungary was sold in January 2023.

Total revenue declined by 7.4% to €2.7 billion, reflecting the disposal of Vodafone Hungary in the prior year.

On an organic basis, service revenue increased by 3.9%* (Q1: 4.1%*, Q2: 3.8%*), with all six markets growing during the period, supported by our price actions in most markets.

In Portugal, both the Consumer and Business segments continued to grow, with a further acceleration in service revenue growth, supported by inflation-linked contractual price increases implemented in March 2023. We added 80,000 mobile contract customers and 21,000 fixed broadband customers during the period. In September 2022, we announced that we had entered into an agreement to buy Portugal’s fourth largest converged operator, Nowo Communications, from Llorca JVCO Limited, the owner of Masmovil Ibercom S.A. The transaction is conditional on regulatory approval.

In Ireland, service revenue increased, driven by commercial momentum and a higher average customer base, and supported by our annual contractual price increases. We added 10,000 mobile contract customers during the period. Through our fixed wholesale network access partnerships, we now cover over 1 million households with FTTH.

Service revenue in Greece grew, reflecting growth in our Business fixed segment, supported by public sector demand. During the period we added 78,000 mobile contract customers, and our broadband customer base declined by 6,000.

Vodafone Business service revenue increased by 5.8%* (Q1: 6.4%*, Q2: 5.2%*) during the period, with growth in both connectivity and digital services, including IoT and SD-WAN solutions. Growth in connectivity was supported by a higher customer base, price increases in the ‘SoHo’ and ‘SME’ customer segments across markets, and public sector contract wins in Greece and Romania.

Adjusted EBITDAaL grew by 0.7%*, as service revenue growth and ongoing cost efficiencies offset the impact from higher energy costs. The Adjusted EBITDAaL margin decreased by 1.0* percentage points year-on-year at 28.6%.

Vodafone Group Plc ⫶ H1 FY24 results

Vodacom ⫶ 16% of Group service revenue

		Re-presented[1]
	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	3,590	4,179	(14.1)
- Service revenue	2,924	3,422	(14.6)	9.0
- Other revenue	666	757
Adjusted EBITDAaL	1,241	1,527	(18.7)	4.9
Adjusted EBITDAaL margin	34.6%	36.5%

Note:

1.	Comparative metrics for H1 FY23 have been re-presented to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment from 1 April 2023.

Total revenue declined by 14.1% to €3.6 billion due to the depreciation of local currencies versus the euro.

On an organic basis, Vodacom’s service revenue grew by 9.0%* (Q1: 9.0%*, Q2: 9.0%*) with growth in South Africa, Egypt and Vodacom’s international markets. The stable quarterly trend reflected an acceleration in South Africa, from prepaid revenue growth, offset by a slowdown in the international markets due to macroeconomic pressures.

In South Africa, service revenue growth was driven by the Consumer mobile segment, which benefited from price increases, a higher prepaid customer base, and fixed line growth. We added 2.2 million mobile prepaid customers in the period, supported by our Big Data led customer value management capabilities which offer personalised bundles to customers. Across our active customer base, 74.2% of our mobile customers now use data services, an increase of 2.0 million year-on-year. Financial Services revenue grew by 10.8%* to €77 million, supported by growth in our insurance services. Our ‘VodaPay’ super-app has continued to gain traction with 4.1 million registered users.

Service revenue in Egypt continued to grow, reflecting increased data usage, commercial momentum with our financial services product, ‘Vodafone Cash’, which now has 6.7 million active users, and our refreshed ‘Vodafone Flex’ proposition offering customers flexible in-bundle content options. During the period, we added 184,000 contract customers and 1.3 million prepaid mobile customers.

In Vodacom’s international markets, service revenue growth was supported by an increase in data revenue, a higher customer base, and M-Pesa growth. Growth slowed in Q2, due to price competition in Mozambique, and macroeconomic pressures in the DRC. M-Pesa revenue grew by 13.8%* and now represents 26.3% of service revenue. We now have 53.7 million mobile customers, with 62.5% of active customers using data services.

Vodacom’s Adjusted EBITDAaL increased by 4.9%*, supported by service revenue growth and cost initiatives, partially offset by an increase in payroll and technology operating expenses as we continued to improve the resilience of our network in South Africa. The Adjusted EBITDAaL margin decreased by 1.2* percentage points to 34.6%.

Vodafone Group Plc ⫶ H1 FY24 results

Other Markets1 ⫶ 4% of Group service revenue

		Re-presented[2]
	H1 FY24	H1 FY23	Reported	Organic
	€m	€m	change %	change %*
Total revenue	1,128	976	15.6
- Service revenue	828	771	7.4	79.3
- Other revenue	300	205
Adjusted EBITDAaL	254	228	11.4	89.1
Adjusted EBITDAaL margin	22.5%	23.4%

Notes:

1.	The Other Markets segment only includes Vodafone Turkey in FY24. The comparatives include the results of Vodafone Ghana which, as previously reported, was sold in February 2023.
2.	The comparatives for H1 FY23 have been re-presented to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment from 1 April 2023.

Total revenue increased by 15.6% to €1.1 billion, with service revenue growth offset by significant currency devaluation.

On an organic basis, service revenue in Turkey grew by 79.3%* (Q1: 74.1%*, Q2: 85.0%), and despite material currency devaluation, also increased in euro terms in H1. This was driven by continued customer base growth and ongoing repricing actions to reflect the high inflationary environment. We maintained our commercial momentum, adding 688,000 mobile contract customers during the period, including migrations of prepaid customers.

Adjusted EBITDAaL in Turkey increased by 89.1%* despite significant inflationary pressure on our cost base, and grew in euro terms during the period. The Adjusted EBITDAaL margin increased by 0.1* percentage points year-on-year at 22.5%.

Hyperinflationary accounting in Turkey

Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. See note 1 ‘Basis of preparation’ in the condensed consolidated financial statements for further information.

Organic growth metrics exclude the impact of the hyperinflation adjustment in the period in Turkey. Group service revenue growth excluding Turkey was 2.3%* (Q1: 1.8%*, Q2: 2.8%*).

Vodafone Group Plc ⫶ H1 FY24 results

Associates and joint ventures

		Re-presented[1]
	H1 FY24	H1 FY23
	€m	€m
Vantage Towers (Oak Holdings 1 GmbH)	(78)	—
VodafoneZiggo Group Holding B.V.	(78)	162
Safaricom Limited	89	110
Indus Towers Limited	62	33
Other[2] (including TPG Telecom Limited)	(46)	71
Share of results of equity accounted associates and joint ventures	(51)	376

Notes:

1.

The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. The share of results from Indus Towers Limited has increased to €33 million compared to €nil as previously reported. See note 4 ‘Assets held for sale’ in the unaudited condensed consolidated financial statements for more information.

2.

The Group’s investment in Vodafone Idea Limited (‘VIL’) was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date.

Vantage Towers (Oak Holdings 1 GmbH Joint Venture)

On 23 March 2023, we announced the completion of Oak Holdings GmbH, our co-control partnership for Vantage Towers with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. We received initial net proceeds of €4.9 billion in March 2023, and a further €500 million in July 2023, taking total net proceeds to €5.4 billion and the Consortium's ownership in Oak Holdings GmbH to 40%. We agreed a further six-month window for the Consortium to acquire additional shares in Oak Holdings at the same price, up to a maximum of 50% ownership, by the end of 2023.

Total revenue increased 7.2% to €561 million in H1 FY24, driven by 920 new tenancies and new macro sites. As a result, the tenancy ratio increased to 1.48x.

Vodafone’s share of results in H1 FY24 reflects the amortisation of intangible assets arising from the completion of the co-control partnership for Vantage Towers.

See note 2 ‘Segmental analysis’ in the condensed consolidated financial statements for more information.

VodafoneZiggo Joint Venture (Netherlands)

The results of VodafoneZiggo, in which Vodafone owns a 50% stake, are prepared under US GAAP, which is broadly consistent with Vodafone’s IFRS basis of reporting.

Total revenue remained broadly stable at €2.0 billion, as contractual price increases and mobile contract customer growth were offset by a decline in the fixed customer base and lower handset sales.

During the period, VodafoneZiggo added 67,000 mobile contract customers, supported by its’ net promoter score. VodafoneZiggo’s broadband customer base declined by 65,000 customers to 3.2 million due to price increases, and continued competitive environment. The number of converged households remained stable with 47.5% of broadband customers now converged, delivering significant NPS and customer loyalty benefits. VodafoneZiggo now offers gigabit speeds to 7.5 million homes, providing nationwide coverage.

Vodafone’s lower share of results in H1 FY24 was largely due to lower profitability, lower gains on derivative financial instruments and higher third-party interest expenses.

During the period, Vodafone received €26 million in interest payments from the joint venture.

Safaricom Associate (Kenya)

Safaricom service revenue declined to €1.0 billion, as the benefits of mobile data growth and higher customer base were offset by the devaluation of local currency.

Vodafone’s lower share of results was due to the depreciation of the Kenyan shilling versus the euro.

During the period, Vodafone received €63 million in dividends from Safaricom.

Vodafone Group Plc ⫶ H1 FY24 results

Net financing costs

		Re-presented[1]
	H1 FY24	H1 FY23	Reported
	€m	€m	change %
Investment income	368	137
Financing costs	(1,473)	(1,418)
Net financing costs	(1,105)	(1,281)	13.7
Adjustments for:
Mark-to-market losses	141	41
Foreign exchange losses	90	299
Adjusted net financing costs[2]	(874)	(941)	7.1

Notes:

1.	The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Consequently, Investment income decreased by €74 million compared to €211 million as previously reported. See note 4 ‘Assets held for sale’ in the unaudited condensed consolidated financial statements for more information.
2.	Adjusted net financing costs is a non-GAAP measure. Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses.

Net financing costs decreased by €176 million, primarily due to foreign exchange losses in the prior period on intercompany funding arrangements with the since disposed Vodafone Ghana and Vodafone Hungary businesses, partially offset by a mark-to-market loss recognised in the current period on the revaluation of the embedded derivative option linked to the Group’s bank borrowings secured against Indian assets.

Adjusted net financing costs decreased by €67 million, reflecting both a decrease in average borrowing balances and higher returns on cash and short-term investments.

Taxation

		Re-presented[1]
	H1 FY24	H1 FY23	Change
	%	%	pps
Effective tax rate	128.2%	28.7%	99.5

Note:

1.

The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers is no longer reported as held for sale. Consequently, the Effective tax rate increased by 0.6pps compared to 28.1% as previously reported. See note 4 ‘Assets held for sale’ in the unaudited condensed consolidated financial statements for more information.

The Group’s Effective tax rate for H1 FY24 was 128.2%.

The Effective tax rate for H1 FY24 includes €250 million relating to the use of prior year losses in Luxembourg, an increase in deferred tax assets in Turkey of €28 million following the rise in the corporate tax rate to 25% (previously 20%) as well as a €78 million tax charge arising on proceeds received as part of the Vantage Towers transaction. The Effective tax rate for H1 FY23 did not include these amounts. H1 FY24 also includes a €121 million charge as an effect of hyper-inflation accounting policies in Turkey (H1 FY23: €55 million).

Vodafone Group Plc ⫶ H1 FY24 results

Earnings per share

			Re-presented[1]		Reported
	H1 FY24		H1 FY23		change
	eurocents		eurocents		eurocents
Basic (loss)/earnings per share	(1.28)	c	3.37	c	(4.65)	c

Note:

1.

The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Consequently, basic earnings per share decreased by 0.15c compared to 3.52c as previously reported. See note 4 ‘Assets held for sale’ in the unaudited condensed consolidated financial statements for more information.

Basic loss per share was 1.28 eurocents, compared to basic earnings per share of 3.37 eurocents for H1 FY23, principally due to lower Operating profit.

Cash flow and funding

Analysis of cash flow

	H1 FY24	H1 FY23	Reported
	€m	€m	change %
Inflow from operating activities	5,544	6,280	(11.7)
Outflow from investing activities	(3,808)	(4,089)	6.9
Outflow from financing activities	(6,378)	(2,993)	(113.1)
Net cash outflow	(4,642)	(802)	(478.8)
Cash and cash equivalents at beginning of the financial period	11,628	7,371
Exchange gain on cash and cash equivalents	45	282
Cash and cash equivalents at end of the financial period	7,031	6,851

Cash inflow from operating activities decreased to €5,544 million reflecting lower operating profit and adverse working capital movements, which offset lower taxation payments.

Outflow from investing activities decreased by 6.9% to €3,808 million, primarily in relation to lower spend on property, plant and equipment and proceeds from the sale of 3.9% of Oak Holdings 1 GmbH in the period, which outweighed lower dividends received from associates and joint ventures and a higher net outflow in respect of short-term investments. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days.

Outflows from financing activities increased by 113.1% to €6,378 million. Lower inflows from the net movement in short-term borrowings arising from collateral receipts outweighed higher proceeds from the issue of long-term borrowings and lower outflows in relation to the purchase of treasury shares.

Vodafone Group Plc ⫶ H1 FY24 results

Borrowings and cash position

	H1 FY24	Year-end FY23	Reported
	€m	€m	change %
Non-current borrowings	(52,717)	(51,669)
Current borrowings	(12,341)	(14,721)
Borrowings	(65,058)	(66,390)
Cash and cash equivalents	7,148	11,705
Borrowings less cash and cash equivalents	(57,910)	(54,685)	(5.9)

Borrowings principally includes bonds of €43,316 million (€44,116 million as at 31 March 2023), lease liabilities of €13,039 million (€13,364 million as at 31 March 2023), cash collateral liabilities of €4,431 million (€4,886 million as at 31 March 2023) and €1,597 million (€1,485 million as at 31 March 2023) of bank borrowings that are secured against the Group’s shareholdings in Indus Towers and Vodafone Idea.

The decrease in borrowings of €1,332 million was principally driven by repayment of bonds of €2,744 million and a decrease in collateral liabilities of €455 million offset by the issuance of long-term bonds of €1,314 million and adverse foreign exchange movements on bonds of €607 million.

Funding facilities

As at 30 September 2023, the Group had undrawn revolving credit facilities of €7.8 billion comprising euro and US dollar revolving credit facilities of €4.0 billion and US$4.0 billion (€3.8 billion) which mature in 2025 and 2028 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion (€14.2 billion) and €10 billion respectively.

Post employment benefits

As at 30 September 2023, the Group’s net surplus of scheme assets over scheme liabilities was €30 million (€71 million net surplus as at 31 March 2023).

Dividends

Dividends will continue to be declared in euros, aligning the Group’s shareholder returns with the primary currency in which we generate cash flow, and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days during the week prior to the payment of the dividend.

The Board has announced an interim dividend per share of 4.50 eurocents (H1 FY23: 4.50 eurocents).

The ex-dividend date for the interim dividend was 23 November 2023 for ordinary shareholders, the record date was 24 November 2023 and the dividend is payable on 2 February 2024. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

Vodafone Group Plc ⫶ H1 FY24 results

Statement of financial position

The consolidated statement of financial position is set out on page 30. Details on the major movements of both our assets and liabilities in the year are set out below.

Assets

Non-current assets

Other intangible assets decreased by €0.7 billion between 31 March 2023 and 30 September 2023 to €18.9 billion. This primarily reflects the amortisation of computer software and licence and spectrum fees, partially offset by additions in the period.

Property, plant and equipment decreased by €0.6 billion between 31 March 2023 and 30 September 2023 to €37.4 billion. This principally reflected foreign exchange movements and depreciation charges, offset by additions in the period.

Investments in associates and joint ventures decreased by €0.6 billion between 31 March 2023 and 30 September 2023 following a further stake sale in Oak Holdings GmbH (Vantage Towers), taking the ownership of the Consortium to 40%.

Trade and other receivables decreased by €0.6 billion between 31 March 2023 and 30 September 2023 to €7.2 billion.

Current assets

Current assets decreased by €4.8 billion between 31 March 2023 and 30 September 2023 to €25.8 billion. This was primarily due to a decrease of €4.6 billion in Cash and cash equivalents mainly driven by the net outflow from investing and financing activities outweighing the cash flow generated from operating activities in the period. Other investments decreased by €1.1 billion mainly due the disposal of M-Pesa Holding Company Limited (‘MPHCL’), which held funds on trust for M-Pesa customers, while Trade and other receivables increased by €0.8 billion.

Total equity and liabilities

Total equity decreased by €2.9 billion between 31 March 2023 and 30 September 2023 to €61.6 billion, primarily due to (i) comprehensive expense in the period of €1.4 billion and (ii) €1.4 billion of dividends paid to the Group’s shareholders.

Non-current liabilities

Non-current liabilities increased by €1.1 billion between 31 March 2023 and 30 September 2023 to €57.5 billion, primarily due to a €1.0 billion increase in Borrowings.

Current liabilities

Current liabilities decreased by €5.6 billion between 31 March 2023 and 30 September 2023 to €29.0 billion, primarily due to a €2.4 decrease in Borrowings and a €3.3 billion decrease in Trade and other payables, which included amounts due to M-Pesa customers following the disposal of MPHCL.

Inflation

In the prior financial year ended 31 March 2023, Turkey met the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. See note 1 ‘Basis of preparation’ in the unaudited condensed consolidated financial statements for more information and for a summary of the impact on the financial results of the Group for the six months ended 30 September 2023.

Vodafone Group Plc ⫶ H1 FY24 results

Other significant developments

Board changes

As previously announced, Sir Crispin Davis, Dame Clara Furse and Valerie Gooding did not seek re-election at the 2023 Annual General Meeting and retired from the Board at the conclusion of the meeting on 25 July 2023.

Consequently, the Senior Independent Director role has transitioned to David Nish, the Remuneration Committee Chair role to Amparo Moraleda and both Delphine Ernotte Cunci and Christine Ramon have been appointed Workforce Engagement Leads.

On 24 July 2023, we announced the appointment of Luka Mucic as Group Chief Financial Officer and as an Executive Director of Vodafone, effective from 1 September 2023.

Vodafone Group Plc ⫶ H1 FY24 results

Risk factors

Principal risks

The key factors and uncertainties that could have a significant effect on the Group’s financial performance, include the following:

Adverse changes in macroeconomic conditions

Adverse changes to economic conditions could result in reduced consumer spending, higher interest rates, adverse inflation, currency devaluations or movements in foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or an increase in costs.

Adverse market conditions

Significant activity by competition, such as price wars, new market entrants or business practices, may lead to reduced margins and market share, and increased customer churn.

Adverse political and policy environment

An adverse political and policy environment could impact our strategy and result in increased costs, create competitive disadvantage or have a negative impact on our return on capital employed.

Cyber threat

An external attack, insider threat or supplier breach could cause service interruption or confidential data breaches which could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet customers’ expectations.

Data management and privacy

Data breaches, misuse of data, data manipulation, inappropriate data sharing, or data unavailability could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet our customers’ expectations.

Disintermediation

Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams.

Organisational simplification

Failure to effectively execute on our goal to simplify our organisation and operating model could result in reduced speed of decision-making and delivery, reduced clarity on accountabilities, and higher cost.

Strategic transformation

Failure to effectively execute our transformational activities, including shaping our portfolio and delivering on product innovation, could result in loss of business value and/or additional cost.

Supply chain disruption

Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost, reduced choice and lower network quality.

Technology resilience and future readiness

Network, system, or platform outages, or ineffective execution of the technology strategy could lead to dissatisfied customers and/or impact revenue.

Vodafone Group Plc ⫶ H1 FY24 results

Watchlist risks

Our watchlist risk process enables us to monitor material risks to the Group which fall outside principal risks. These include, but are not limited to:

Climate change

As part of our commitment to operate ethically and sustainably, we are dedicated to understanding climate-related risks and opportunities and embedding responses to these into our business strategy and operations.

Electromagnetic field (‘EMF’)

The health and safety of our customers and the wider public has always been, and continues to be, a priority for us. We refer to the current body of scientific evidence so that the services and products we provide are within prescribed safety limits and adhere to all relevant standards and national laws.

Infrastructure competitiveness

We continue to provide the appropriate broadband technology in our fixed and mobile networks. Our Technology 2025 Strategy incorporates our fixed and mobile network evolution steps to enhance our coverage and network performance.

Legal compliance

The legal compliance risk is made up of multiple sub-risks (sanctions and trade controls, competition law, anti-bribery and anti-money laundering). Controls are in place to monitor and manage these risks and ensure compliance with the relevant regulations and legislation.

Tax

Tax risk covers our management of tax across the markets in which we operate and how we respond to changes in tax law, which may have an impact on the Group. We have controls in place to govern each of these areas in line with our tax principles.

Emerging risks

We face a number of uncertainties where an emerging risk may potentially impact us. In some cases, there may be insufficient information to understand the likelihood, impact or velocity of the risk. Also, we might not be able to fully define a mitigation plan until we have a better understanding of the threat.

We continue to identify new emerging risk trends, using inputs from analysis of the external environment and internal sources. We evaluate our risks across different time periods, allowing us to provide the appropriate level of focus on these emerging risks.

We work with the relevant experts across the business to assess the potential impacts and time horizon of these risks. Our emerging risks, within preferred risk categories, are provided to the Executive Committee and the Audit and Risk Committee for further scrutiny.

Vodafone Group Plc ⫶ H1 FY24 results

Regulation

Introduction

Our operating companies are generally subject to regulation governing their business activities. Such regulation typically takes the form of industry-specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and regional levels and in the European Union (‘EU’), in which we had significant interests during the period ended 30 September 2023. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union

The European Electronic Communications Code (‘Code’) has updated the telecoms regulatory framework in Europe. The transposition process was due in December 2020 across all the Member States, but it has experienced delays in several countries. As a consequence, the European Commission (‘EC’) started infringement procedures against the remaining Member States at the same time, and afterwards referred the breach to the Court of Justice of the European Union (‘CJEU’). All markets within our footprint have transposed the Code into national legislation. Additionally, outside the EU, Albania is consulting on the transposition of the Code into Albanian legislation, with the aim of fully aligning Albanian telecommunications legislation with the EU, as part of the integration package for the accession of Albania to the EU.

Addressing the challenges posed by the COVID-19 pandemic, the Next Generation EU package is the EU’s means to support the recovery processes in EU Member States. The bulk of the proposed recovery measures are funded by a new temporary recovery instrument, the EU Recovery and Resilience Facility (‘RRF’), worth nearly €750 billion, which was adopted in December 2020. A significant amount is allocated towards digital and green initiatives, with a minimum threshold of 20% of the RRF to be allocated to digital and 37% to green initiatives. The EC has already approved the national plans under the RRF for all 27 EU Member States, of which Czech Republic, Germany, Greece, Ireland, Italy, Portugal, Romania and Spain are within Vodafone’s footprint.

In February 2022, the EC published its proposal for a regulation laying down harmonised rules on fair access to and fair use of data (the ‘Data Act’). The Regulation applies to manufacturers of connected devices, data holders, recipients, and providers of data processing services (cloud service providers) who will be subject to new requirements to support switching and interoperability. Negotiations are still ongoing.

The Digital Markets Act (‘DMA’) was agreed in March 2022 and published in the official EU Journal in November 2022. The EC is preparing for implementation. Providers of online platforms who pass the quantitative thresholds to be designated as ’gatekeepers’ (annual turnover of €7.5 billion within the EU or a worldwide market valuation of €75 billion, plus 45 million monthly active end-users and 10,000 business users) will be subject new ex-ante regulatory obligations under the DMA. As of September 2023, six companies have been designated as digital gatekeepers, across 20 Core Platform Services (CPS). Those companies now have six months to comply with the provisions under Article 5, 6 and 7 of the DMA and evidence their compliance in the form of a report which will be reviewed by the EC at the end of March 2024.

The Digital Services Act (‘DSA’) was also agreed in 2022 and published in the official EU Journal in November 2022. Online platforms, who have new obligations under the DSA, will be required to report their numbers of active users to the EC, to inform the designation of Very Large Online Platforms (‘VLOPs’) who will be subject to additional risk assessment and platform design obligations. As of August 2023, a number of companies have been designated as VLOPs and are now subject to regular auditing and regulatory requirements on platform design, risk assessment and mitigation.

Vodafone Group Plc ⫶ H1 FY24 results

On 24 April 2023, the EU-Ukraine Association Committee in Trade Configuration adopted a decision to apply EU Roam-Like-at-Home, intra-EU communication provisions and EU fixed termination rates (‘FTR’) and mobile termination rates (‘MTR’) between the EU and Ukraine. The timeframe for transposition by Ukraine is one year after entry into force of this decision. The EC will then assess the transposition and in a further step grant internal market treatment before the provisions become applicable. On 1 September 2023, the EC adopted a proposal for a European Council (‘Council’) decision to apply EU Roam-Like-at-Home, intra-EU communication provisions and EU FTR and MTR between the EU and Moldova. The proposed timeframe for transposition by Moldova is one year for MTR, FTR and two years for roaming and intra-EU communications after entry into force of a decision by the EU-Moldova Association Committee in Trade Configuration which is expected before the end of 2023.

On 15 September 2022, the EC adopted its draft Cyber Resilience Act (‘CRA’), introducing horizontal cybersecurity requirements for products with digital elements and associated services that are placed on the European single market. Products in scope will be subject to conformity assessment. Highly critical products will be subject to European cybersecurity certification schemes. The EC’s draft CRA has entered the co-legislative process which will be completed at the end of 2023 at the earliest, with new legislation expected to come into force during the course of 2024 and applicable two years thereafter.

Negotiations on the Artificial Intelligence Act (‘AI Act’) are progressing, with the Council agreeing a General Approach on the file in December 2022 and the European Parliament (‘Parliament’) finalising their position on the file before the summer break, allowing trilogue negotiations to get underway. The Spanish Presidency has made clear its intent to broker an agreement on the file before the end of the year, meaning most provisions will take effect at some point during 2025. Annex III of the draft AI Act describes a number of AI systems that pose a ‘high risk’ and will therefore be subject to additional ex-ante regulatory obligations and conformity assessment process before being placed on the market. Amendments in the Parliament and Council include ‘management of the Internet’ and ‘safety components of critical digital infrastructure’ within Annex III.

On 15 December 2022, the European institutions jointly signed the European Declaration on Digital Rights and Principles for the Digital Decade (‘Declaration’), covering issues including inclusion, freedom of choice online, online safety and security, and sustainable digitalisation. The Declaration puts forward, inter alia, the commitment to “developing adequate frameworks so that all market actors benefiting from the digital transformation assume their social responsibilities and make a fair and proportionate contribution to the costs of public goods, services and infrastructures, for the benefit of all people living in the EU”.

In January 2023, the EU Digital Decade Policy Programme 2030 came into force. The initiative, a decision of the Parliament and the Council, sets targets to be met by Member States by 2030 on the following four key pillars: a digitally skilled population and highly skilled digital professionals; secure and sustainable digital infrastructures (target is to have all European households connected to gigabit speeds and all populated areas covered by 5G); digital transformation of businesses; and digitalisation of public services. Member States should submit to the Commission national digital decade strategic roadmaps showing how they intend to meet these targets up to 2030. The EC is accountable for continually monitoring progress towards these targets by means of key performance indicators, which it is currently consulting on. The first report towards progress was published on 28 September 2023 with the key message that the EU needs to accelerate their efforts to reach the targets by 2030.

In February 2023, the EC published the draft Gigabit Infrastructure Act (‘GIA’) (revising the 2014 Broadband Cost Reduction Directive). The GIA aims to reduce the cost of deploying gigabit electronic communication networks by improving the permit granting process and specifying that fees cannot exceed administrative costs. The legislative process is on-going, with the European Parliament having adopted a position on the file which inter alia proposes a ban on intra-EU communications retail surcharges. Such ban could have material impact on telecoms operators. Trilogue negotiations will take place as soon as the Council adopts a position. The GIA is expected to be passed before March 2024.

Vodafone Group Plc ⫶ H1 FY24 results

The EC also published, on the same date, a draft Gigabit Connectivity Recommendation which seeks to provide guidance to National Regulatory Authorities on the conditions of access to the telecom networks of operators with significant market power (‘SMP’). This instrument, once adopted, will replace the 2010 Next Generation Access Recommendation and the 2013 Non-discrimination and Costing Methodologies Recommendation. BEREC adopted an opinion on the draft and raised several issues, including the lack of alignment with the Code. It specifically mentioned, for example, that there is a lack of sources or impact analysis clearly demonstrating that deregulating SMP Operators (e.g. removing remedies such as price regulation, allowing for an increase in copper access prices) speeds up VHCN deployment/take-up. While the BEREC Opinion is not binding, the EC must take it into utmost account. Adoption is expected any time soon.

In addition to the GIA proposals, the EC has published a far-reaching consultation on the future of the electronic communications sector and its infrastructure. The consultation contains over 60 questions over four chapters, covering: (i) technological and market developments; (ii) fairness for consumers; (iii) barriers to the single market; and (iv) achieving a fair contribution from all digital players to connectivity infrastructure. In October 2023, the EC published its first update on the consultation, offering up three main takeaways from the results, namely: the need for innovation and efficient investment; the need to leverage the single market to boost investment and innovation; and the need for secure networks.

Country specific

Germany

In July 2022, the national regulatory authority (‘NRA’) (‘BNetzA’) published its final regulation regarding the wholesale access markets. There have been no significant changes to the regulation of copper network access; however the decision does implement a light touch regulation of FTTH. For the first time in Germany, an access regime for FTTH based on full equivalence of input will enforce the equal treatment of wholesale demand and Deutsche Telekom’s (‘DT’) retail arm. In addition, BNetzA will improve access to DT’s passive infrastructure (ducts, masts) due to its significant market power on broadband wholesale markets, including introducing regulated prices for the first time. In addition, the new regulation prolongs current unbundled local loop and bitstream access to DT’s copper network. The final regulation is currently being implemented by BNetzA.

Licences for frequency allocations at 800MHz, parts of 1800MHz, and 2600MHz will expire at the end of 2025. Vodafone Germany currently holds allocations at 800MHz and 2600MHz. BNetzA is therefore assessing its options on how to proceed on the reallocation of this spectrum. It may either re-auction the spectrum, or prolong the existing licences, or a combination of these. In its recent consultation document published mid of September 2023, BNetzA considers a prolongation of all respective allocations till end of 2030. The spectrum might then be re-allocated in a common auction together with the frequencies expiring end of 2033 (700 MHz, 900 MHz, 1.500 MHz, and the other part of 1800 MHz). In addition to an extension, the BNetzA's proposal provides for further coverage requirements that network operators have to implement by 31 December 2028, i.e. 100 Mbit/s for 98% of households in areas with less than 100 inhabitants per km2 per province and on all federal highways, and 50 Mbit/s for national and state roads as well as inland waterways. Vodafone has already provided its comments on the proposal and welcomed the proposal in principle but pointed out improvement needs regarding duration, coverage obligations and inclusion of 1800 MHz. BNetzA is expected to make a final decision on next steps in Q1/2024.

In 2019, Vodafone acquired spectrum at 2.1GHz and 3.6GHz. The spectrum allocation includes coverage obligations which, depending on the specifics of the obligation, to be fulfilled by end of either 2022 or 2024. All mobile network operators have reported on time on the status of obligation fulfilment for the 2022 obligations, including given judicial or factual circumstances hindering fulfilment. BNetzA has assessed the reports, including Vodafone’s, and informed Vodafone about the results at the end of September 2023. Currently, BNetzA is conducting an official hearing with Vodafone on possible fines for a minor number of cases of non-fulfilment. BNetzA is expected to issue a final decision on potential fines after completion of the hearing in Q1/2024.

Vodafone Group Plc ⫶ H1 FY24 results

Italy

In March 2017, the NRA (‘AGCOM’) imposed a minimum billing period of one month for fixed and converged offers, effective by the end of June 2017. The operators appealed AGCOM’s resolution before the Administrative Court and the appeal was rejected in February 2018. Vodafone Italy filed an appeal before the Council of State and, after the public hearing held in July 2020, the Council of State issued a Preliminary referral to the CJEU in order to assess if AGCOM has the power to impose minimum and binding billing periods under EU law. The CJEU has now established that such power granted to AGCOM does not violate EU law. The parties are therefore resuming the proceeding before the Council of State and a final decision is expected this fiscal year.

In January 2020, the national competition authority (‘AGCM’) ruled that Vodafone Italy, Telecom Italia (‘TIM’), Fastweb and WindTre had coordinated their commercial strategies relating to the transition from four-week billing (28 days) to monthly billing, with the maintenance of an 8.6% price increase, in violation of Art.101 of Treaty on the Functioning of the EU (‘TFEU’). In July 2021, the Administrative Tribunal published its judgment annulling the AGCM’s decision and fine against Vodafone Italy for lack of evidence, accepting all of Vodafone Italy’s defensive arguments. According to the Tribunal, the alleged infringement was in fact the outcome of the companies’ independent choices to comply with legislation imposing an obligation to issue customer bills on a monthly basis.

The NCA appealed the decision before the Council of State and with a judgement issued in July 2023 the Council of State accepted the appeal proposed by NCA and confirmed its decision.

At the same time, the Council of State has accepted one of Vodafone's reasons for appeal and has asked the NCA to recalculate the penalty because the shorter duration of the alleged misconduct.

AGCM re-calculated and reduced the fine from €59 million to €52.7 million.

In January 2021, TIM proposed a final fibre network co-investment to AGCOM, which was approved in December 2021. However, TIM has subsequently sought to amend the co-investment offer, to include the ability for it to increase wholesale prices to account for inflation. Therefore, in November 2022, AGCOM started a new market consultation on the amended co-investment offer, including the new price indexing mechanism. The proceedings are not yet concluded.

NRA with resolution no. 132/23/CONS approved the 2022 and 2023 wholesale access prices for wholesale access services to the fixed copper and fibre network offered by TIM/FiberCop. Early July 2023, with resolution no. 152/23/CONS, the Authority launched a public consultation for the regulation of markets accessing TIM’s fixed network for 2024 to 2028. The consultation is now closed and we are awaiting the final decision which is expected in Q1 2024.

United Kingdom

In April 2023, the Government published its Wireless Infrastructure Strategy, which sets out its ambition for 5G between now and 2030. The strategy recognises many of the challenges facing the sector, including a lack of return on investment, barriers to rollout, and lack of take-up among the public sector and industry. The strategy sets out a number of initiatives aimed at addressing the challenges, and the Government makes clear its openness to market consolidation. These initiatives include a plan to set out a clear evidence-based and forward-looking rationale for setting spectrum fees by the end of 2023; changes to planning rules to make it easier to alter masts, investment in 5G innovation and changes to procurement to boost 5G uptake.

In November 2021, the Telecommunications Security Act (‘TSA’) was passed into legislation. This modified the Communications Act to allow the Secretary of State to issue High Risk Vendor (‘HRV’) designations that restrict the usage of named equipment suppliers. In October 2022, a HRV designation was issued mandating the removal of Huawei from 5G networks by the end of 2027 and restricting the use of Huawei equipment in UK telecoms networks in the meantime. The TSA also allows the Secretary of State to issue security regulations requiring providers of electronic communications networks and services to comply with a specified Code of Practice, which has now been issued. Ofcom has now established a compliance regime associated with the Code of Practice.

Vodafone Group Plc ⫶ H1 FY24 results

Ofcom’s review of Net Neutrality rules was published at the end of October 2023. Ofcom have confirmed a new guidance designed to aid clarity around the interpretation of existing rules and outline a more permissive approach to matters such as tariff differentiation, network slicing and zero rating.

Ofcom’s industry-wide investigation into historic mid-contract price rises has concluded its initial information gathering phase. We await further updates. Ofcom is also conducting a forward-looking review into whether mid-contract price rises provide consumers with a transparent enough level of information to allow informed purchasing decisions. The ASA has also published new advertising guidance on this topic which comes into force 15 December 2023. We expect Ofcom to publish its consultation in December 2023.

A further industry-wide investigation has been opened by Ofcom into industry’s failure to implement a new One-Touch Switching process by the regulator’s deadline of 3 April 2023. The solution requires the introduction of a third-party hub to co-ordinate consumer switching and which was not ready for the deadline. We are co-operating with the investigation whilst continuing to progress our implementation. Industry now has a target deadline of 14 March 2024 for launch.

Vodacom: South Africa (‘SA’)

The NRA (‘ICASA’) has concluded a Review of the Pro-competitive Conditions imposed on relevant licensees in terms of the Call Termination Regulations and published its draft findings document in March 2022. However, Telkom (a licensed network operator) has initiated a High Court review of the report. Vodacom SA, along with MTN (a licenced network operator) have submitted affidavits in support of ICASA. Telkom is set to approach the Deputy Judge President of the High Court for an allocation of a hearing date. ICASA gave notice on 26 May 2023 of its intention to proceed with the cost modelling phase with the aim to implement revised voice call termination rates from 1 April 2024.

On 23 Jun 2023, the Department of Communication and Digital Technology (‘DCDT’) published proposed amendments to the Electronic Communications Act (‘Bill’) for comment. Vodacom SA has submitted written comments on the Bill on 31 August 2023. The adoption of the Bill in its current format could lead to significant disruption of the local market, and specifically on Vodacom SA.

Other Europe: Spain; Ireland; Portugal; Romania; Greece; Czech Republic; Albania

Spectrum

In Portugal, during July 2021 the NRA (‘ANACOM’) approved the renewal of Vodafone Portugal’s rights of use for 900MHz and 1800MHz spectrum until 2033. The spectrum renewal came with coverage obligations, which mobile network operators (‘MNO’) reached an agreement for in June 2022, which was then approved by ANACOM in July 2022. Vodafone Portugal had until 13 July 2023 to comply with these additional obligations and was able to do so within the deadline.

Additionally, Vodafone Portugal continues to appeal against certain aspects of the auction conditions for the 5G auction, which concluded in November 2021, claiming the conditions between new entrants and mobile network operators were discriminatory. Legal proceedings are still ongoing, with no expected date of conclusion, and the rights of use remain in place.

In Albania, there were delays to the planned auction of 5G spectrum in all bands. This was due to the new entrant, 4iG, acquiring ONE Telecommunications, which resulted in the NRA (‘AKEP’) supporting the re-balancing of spectrum between the remaining Albanian MNOs, including Vodafone Albania. However, the spectrum re-balancing process was successfully closed on 1 January 2023, and the technical transfer of the spectrum was successfully finalised by 30 April 2023.

As a result, AKEP has announced that the 5G auction for all bands (3.5MHz, 26GHz and 700MHz) will start after the technical transfer of the spectrum. AKEP has started preliminary discussions with the operators on their interest in the bands up for auction, which is expected to happen in 2024. There is no official document yet on the auction model, prices and other terms.

Vodafone Group Plc ⫶ H1 FY24 results

Concerns over electromagnetic field (‘EMF’) triggered a residents’ petition in Greece for the annulment of the 5G Auction Tender document. Despite the auction process completing in December 2020 and the assigned spectrum already being in use by Vodafone Greece, the petition against the Tender document was heard in January 2022, and a decision by the Council of State is pending, estimated to conclude in 2024. In the case that the petition is accepted, the assignment of 5G spectrum rights will be declared invalid.

In Spain, the Ministry of Economic Affairs and Digital Transformation approved, on 12 July 2023, its Ministerial Order ETD/625/2023 modifying the National Table of Frequency Allocation (CNAF), with the following main new items: (i) Increase of MNO’s frequencies cap.  1.800 + 2.100 + 2.600 MHz: cap increase from 135 MHz to 160 MHz; 3,5 GHz: cap increase from 120 MHz to 140 MHz; 1.800 MHz: 50 MHz (2x25) (new); 2.100 MHz: 40 MHz (2x20) (new). Changes indirectly promote an eventual split between three operators of the extra spectrum of the Joint Venture Orange-Masmóvil in case it is approved; (ii) Exclusion from the cap regime of mutualisation in the 700 MHz band within aid projects for municipalities with less of 10,000 inhabitants; (iii) It settles 450 MHz in the 26 GHz band for enterprises self-provision.

Universal Service Obligations (‘USO’) and Consumer Support Measures

Vodafone Greece has three active appeals against the NRA (‘EETT’). These are in relation to charges amounting to around €16.75 million. Of this, €9.0 million is in relation to the provision of universal services by operator Hellenic Telecommunications Organisation (‘OTE’) for the period of 2010 through to 2011. Vodafone Greece has appealed these costs, with the hearings due in January 2024 for 2010 and April 2024 for 2011. The remaining €7.75 million has been imposed on Vodafone Greece due to a decision of EETT on the USO net costs for the period of 2012 to 2016. Vodafone Greece also appealed these costs.

The appeal has been referred to the Administrative Court of Appeal, with the date of the hearing still pending. In addition, the Universal Service Net Cost Allocation Decision for the years 2017 to 2019 was issued in October 2023, with the Vodafone share (incl. CYTA) being calculated at €2.2 million. Similarly, Vodafone Portugal continues to challenge payment notices totalling €34.8 million issued by ANACOM regarding 2012 to 2014 extraordinary compensation of USO costs.

In Czech Republic, based on the results of a public tender announced by the Czech Telecommunication Office (‘CTU’) in December 2022, Vodafone Czech Republic became one of the universal service providers obliged to provide subsidies (up to CZK 200 per month) to people with certain social needs. The subsidy will be provided by the state through designated service providers. The obligation to provide the subsidy is valid from 1 January 2023 until 31 December 2025.

Networks

In Czech Republic, in March 2022, Vodafone Czech Republic and T-Mobile Czech Republic announced a project for joint deployment of fibre infrastructure. From July 2023, Vodafone’s footprint of fixed broadband connections therefore also includes connections from this partnership.

Additionally, in Greece, approval for the 5G extension of the existing 4G network sharing agreement between Vodafone Greece and Nova/Wind Hellas is pending with EETT since August 2021. EETT requested a sixth round of additional data from both MNOs, which was submitted by Vodafone in June 2023. A final decision is expected by Q4 FY23.

In relation to network security, in Spain, the Government adopted their Cybersecurity Law in March 2022. The law introduces the concept of high-risk suppliers (‘HRS’) and creates a new framework: (i) for identifying HRS; (ii) limiting the use of HRS in both the Core and the Access networks; and (iii) for 5G operators to develop a risk assessment on their networks, and a vendor diversification strategy. No supplier has been identified as ‘high risk’ so far.

Vodafone Group Plc ⫶ H1 FY24 results

Roaming

Following the successful implementation of the ‘roam like at home’ regime (‘RLAH’) between the ‘West Balkans 6’ (‘WB6’) countries (Albania, Kosovo, Montenegro, Macedonia, Serbia, Bosnia), which from July 2021 has removed roaming surcharge rates between these countries, the Regional Cooperation Council has pushed for a common Declaration among WB6-EU operators, committing to follow a glidepath towards reduction of roaming tariffs on data services. Vodafone decided to not join the Declaration due to Competition Law implications, however we will evaluate the situation as it evolves.

Access

In Portugal, in June 2022, ANACOM published its final decision regarding the review of pricing of the Reference Duct Access Offer (‘RDAO’) and Reference Poles Access Offer (‘RPAO’) provided by the incumbent, MEO. ANACOM’s decision is based on evidence that action was needed in order to ensure cost orientation of prices applicable to said infrastructure. The decision was retrospectively applicable as of 15 February 2022 and reduced RDAO’s monthly fees by 35% and RPAO’s monthly fees by 20%.

Additionally, in Greece, the EETT issued its final decision on wholesale access markets in February 2023. In general, the EETT has maintained the majority of the remedies, given the incumbent, OTE, still has significant market power (‘SMP’) in these markets. However, it has enhanced access to passive infrastructure. In addition, for FTTH services, whilst it retained cost orientation obligations, it lifted the margin squeeze obligations on OTE and allowed OTE to provide volume discounts. Following extensive discussions with OTE for a wholesale volume discount agreement, a Memorandum of Understanding (‘MoU’) was signed between Vodafone and OTE. The NRA will proceed with Public Consultation, followed by formal notification to the EC for approval.

In Czech Republic, in September 2021, the CTU published a draft market analysis of the mobile wholesale access market, proposing to impose regulation on the wholesale price for mobile voice, SMS and data. The CTU notified these draft measures to the EC, but the EC issued its decision in February 2022, stating that the three criteria test was not met, and ex-ante regulation based on a joint SMP finding was unjustified, and therefore requested the CTU to withdraw the proposals. On 17 August 2022, the CTU published an amended draft market analysis for public consultation. After the consultation process, the CTU notified draft measures to the EC in December 2022. In January 2023, the EC opened an in-depth investigation into the notified measures, which concluded on 24 March 2023, with the EC adopting a decision requiring the CTU to withdraw its proposed draft measure. The CTU withdrew its draft measure and in July 2023 the CTU removed the mobile wholesale access market from the list of relevant markets susceptible to ex-ante regulation. In July 2023, the CTU published market analyses of fixed broadband access markets. The CTU concluded that the regulation of fixed broadband central access for mass market products is no longer justified. The CTU plans to remove the designation of the fixed incumbent as an undertaking with significant market power in this market which will become effective after the transition period of 12 months following the CTU decision.

In Albania, the NRA has launched a public consultation on mobile termination rates (‘MTR’) aiming to reduce national MTRs from 1.11 lek/minute with a target to 0.75 lek/minute over a five-year period. Discussions on potential regulation of international MTRs are ongoing. The NRA is also planning to conduct market analysis on several fixed broadband markets and passive infrastructure access aiming to impose the right remedies on SMP operators considering the new telco landscape.

In Romania, ANCOM consulted on the deregulation of wholesale fixed & mobile call termination markets. Following a transitional period of one year, SMP related obligations will be withdrawn.

Vodafone Group Plc ⫶ H1 FY24 results

Other Africa and Middle East: Democratic Republic of the Congo (DRC); Tanzania; Mozambique; Lesotho; Turkey; Egypt.

Devices and registration

In Tanzania, the Communications Regulator (‘TCRA’) issued regulations that introduce a biometric registration requirement for SIMs and restrict the number of SIMs a customer may own. The TCRA required the disconnection of unverified SIMs in this category by 13 February 2023. Vodacom Tanzania consequently disconnected unverified customers as directed. Vodacom Tanzania is now engaging with TCRA to align on implementation of necessary actions to ensure compliance with amended SIM Registration Regulations published by the Minister of Communications in February 2023. The amended regulations include inter alia new requirements on geo-tagging of registration agents, obtaining police clearance for all registration agents and sending SMS notifications to customers after registration.

Similarly, in Lesotho, the Minister of Communication introduced new SIM Registration regulations, which must be complied with by 24 June 2023. The regulations require the operator to enact biometric registration, establish a central database with the Communications Authority (‘LCA’), re-register SIMs with a six-month timeframe and enforce penalties of Maloti 5,000 per non-compliant SIM card. Vodacom Lesotho sought an extension for six months and proposed a self-registration process to the LCA to enable subscribers spread across different parts of the world to register their SIM cards. The LCA has agreed to extend the deadline for SIM registration to January 2024 and has approved Vodacom Lesotho’s self-registration proposal, which will accelerate registration thresholds.

Spectrum

In Lesotho, the LCA extended Vodacom Lesotho’s right to use 3500MHz trial 5G spectrum up to 31 March 2022 when it vacated the spectrum bands upon expiry of these rights of use. Subsequently, Vodacom Lesotho submitted a formal application to convert the trial spectrum licence to a permanent licence to the LCA. In April 2023, the LCA approved the application and issued Vodacom Lesotho with a permanent spectrum licence in this regard following payment of the requisite application and licence fees.

In Mozambique, Vodacom Mozambique sought to extend the rights to use spectrum that was temporarily assigned to it during COVID-19. Vodacom Mozambique entered discussions with the NRA (‘ARECOM’) to acquire this spectrum as a permanent licence. The negotiations concluded in January 2023, whereby ARECOM accepted Vodacom Mozambique’s offer of US$12.5 million for three bands, namely: acquire the 1800MHz and 2100MHz, coupled with 900MHz based on a staggered payment plan over three years. Vodacom Mozambique has made payments in line with the agreed payment arrangements and ARECOM has issued the respective spectrum licenses to Vodacom Mozambique.

In DRC, Vodacom DRC has submitted its application to the NRA to acquire transmission spectrum in some of either (including combinations thereof) 6GHz, 7GHz, 8GHz, 13GHz, 18GHz or 26GHz. The NRA is still in the process of assessing Vodacom DRC’s application.

In Egypt, the NRA (‘NTRA’) intends to initiate issuance of 5G radio frequency spectrum licenses; the initial proposal included an indicative reserve price of US$450 million and successful bidders are expected to incur US$450 million in 5G-related network investment. Subsequently, the NTRA submitted a new proposal for the 5G license terms and conditions at a cost of US$150 million for 15 years with extension to all current licenses without spectrum and required feedback on the proposal by 15 October 2023. Vodafone Egypt submitted its feedback and is currently in discussions with the NRA to secure Vodafone Egypt’s preferred licence terms that align with its business case.

In Turkey, the NRA issued a Board Decision regarding the Procedure and Principles on 2G licence extension, fee and obligations. Procedures and principles apply to Vodafone Turkey and Turkcell’s licenses that expired on 27 April 2023 and TT Mobil ’s license that will expire in 2026. The extension fee for Vodafone Turkey (900 MHz) is €120 million for a six year extension until 30 April 2029 (excluding 18% VAT). The NRA does not state any details about composition of the extension fee such as spectrum and numbering.

Vodafone Group Plc ⫶ H1 FY24 results

Regulatory and legal disputes and fines

In the DRC, Vodacom DRC are in ongoing negotiations with the NRA (‘ARPTC’) in relation to new regulatory fees that were first introduced in in March 2022. On 22 October 2022, the MNOs (including Vodacom DRC), Minister of Communications and ARPTC reached an agreement and signed a MoU on the new regulatory fees, setting out revised fees and modality of payment. The MoU also provides for resolution of any pending fines and legal actions in this regard. Execution of each party’s obligations under the MoU is ongoing.

In Tanzania, the TCRA found that Vodacom Tanzania had failed to comply with regulatory quality of service targets in May 2023, mostly in the Zanzibar region, and has ordered Vodacom Tanzania to implement network improvements, with threat of fines if it fails to comply. Vodacom Tanzania completed implementation of five sites to address this matter in July 2023 and continues to ensure more improvement on optimisation is done to ensure coverage is maintained.

In Tanzania, the Finance Act 2021 introduced a mobile money levy which charged a rate of TZS 10 to TZS 10,000 for the use of mobile money services. However, the Minister of Finance initially reduced the original levy by 60% and carved out transfers from a bank account to a mobile money account, and transfers between users’ own bank or mobile accounts. Following extensive dialogue between the mobile operators’ industry association and the Ministry of Finance, the Finance Act 2023 amended the National Payment System Act to remove the mobile-money transaction levy on sending and receiving money electronically and kept the mobile-money transaction levy on withdrawals.

In Lesotho, the NRA (‘LCA’) has found Vodacom Lesotho’s airtime advance service pricing to be in contravention of the Lesotho Communications Authority (Administrative) Rules, 2016 and required Vodacom Lesotho to show cause why a penalty should not be levied by 18 August 2023, on which date Vodacom Lesotho submitted written representations including proposing remedial actions. Vodacom Lesotho has implemented remedial actions as directed by the LCA, including refunding a total of Maloti 3.0 million to 406,252 affected customers.

In Lesotho, the NRA (‘LCA’) LCA has found Vodacom Lesotho in contravention of rule 6(a)(i) of the Quality of Service Rules, 2023 for the four hours network outages experienced on 16 June 2023. The LCA issued a fine of Maloti 1.0 million, but suspended execution of the fine for a period of 12 months, on condition that Vodacom Lesotho does not commit a similar contravention within that period.

Networks and access

In Turkey, in October 2021, the ICTA introduced a margin squeeze test on wholesale reference offers. Subsequently on 1 June 2022, ICTA permitted a price increase of 67% for Bitstream Wholesale Access Costs, to account for the high inflationary environment. Vodafone Turkey then requested a margin squeeze test from ICTA against the incumbent (Türk Telekom), which then increased its fixed broadband retail tariffs.

Additionally, Türk Telekom’s reference offer regarding fibre access was approved by the NRA in June 2023, three years after the market analysis obligating fibre access. From now on, access to fibre will be provided through the regulated reference offer which provides more predictable access conditions instead of commercial terms. As expected, due to macroeconomic conditions, port and transmission prices have been increased by 70% effective as of 1 July 2023 within the offer, as well as a raise on the one-time fees. We continuously engage with relevant stakeholders and consider all remedies to ensure better access condition are provided.

In Tanzania, the NRA (‘TCRA’) completed the market review study to update the Interconnection Rates Determination No.5/2017 to determine mobile termination rates that expired in December 2022. On 14 July 2023, the TCRA published a notice setting a new glidepath for MTRs for the next four years to 2027, to be applied retrospectively from 1 January 2023. The new glidepath is as follows: TZS 1.86 for 2023; TZS 1.76 for 2024; TZS 1.68 for 2025; TZS 1.60 for 2026; and TZS 1.52 for 2027. The glide-path represents an average decline of 5% p/a up to 2028.

In Egypt, Vodafone Egypt is in the process of shutting down 3G technology by end of 2026. The NRA (‘NTRA’) will define an industry 3G shutdown roadmap in line with Vodafone Egypt’s own roadmap.

Vodafone Group Plc ⫶ H1 FY24 results

Unaudited condensed consolidated financial statements

Consolidated income statement

		Six months ended 30 September
				Re-presented[1]
		2023		2022
	Note	€m		€m
Revenue	2	21,937		22,930
Cost of sales		(15,277)		(15,580)
Gross profit		6,660		7,350
Selling and distribution expenses		(1,557)		(1,711)
Administrative expenses		(3,009)		(2,819)
Net credit losses on financial assets		(295)		(332)
Share of results of equity accounted associates and joint ventures		(51)		376
Impairment reversal		64		—
Other (expense)/income		(157)		104
Operating profit	2	1,655		2,968
Investment income		368		137
Financing costs		(1,473)		(1,418)
Profit before taxation		550		1,687
Income tax expense	3	(705)		(485)
(Loss)/profit for the financial period		(155)		1,202

Attributable to:
– Owners of the parent		(346)		945
– Non-controlling interests		191		257
(Loss)/profit for the financial period		(155)		1,202

(Loss)/earnings per share
Total Group:
– Basic	5	(1.28)	c	3.37	c
– Diluted	5	(1.28)	c	3.36	c

Consolidated statement of comprehensive income/expense

	Six months ended 30 September
		Re-presented[1]
	2023	2022
	€m	€m
(Loss)/profit for the financial period	(155)	1,202
Other comprehensive (expense)/income:
Items that may be reclassified to the income statement in subsequent periods:
Foreign exchange translation differences, net of tax	(95)	(421)
Foreign exchange translation differences transferred to the income statement	23	—
Other, net of tax[2]	(1,150)	924
Total items that may be reclassified to the income statement in subsequent periods	(1,222)	503
Items that will not be reclassified to the income statement in subsequent periods:
Net actuarial losses on defined benefit pension schemes, net of tax	(58)	(42)
Total items that will not be reclassified to the income statement in subsequent periods	(58)	(42)
Other comprehensive (expense)/income	(1,280)	461
Total comprehensive (expense)/income for the financial period	(1,435)	1,663

Attributable to:
– Owners of the parent	(1,626)	1,377
– Non-controlling interests	191	286
	(1,435)	1,663

Notes:

1.	The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. See note 4 ‘Assets held for sale’ for more information.
2.	Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the period.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Vodafone Group Plc ⫶ H1 FY24 results

Unaudited condensed consolidated financial statements

Consolidated statement of financial position

		30 September	31 March
		2023	2023
	Note	€m	€m
Non-current assets
Goodwill		27,544	27,615
Other intangible assets		18,874	19,592
Property, plant and equipment		37,363	37,992
Investments in associates and joint ventures	7	10,457	11,079
Other investments		1,078	1,093
Deferred tax assets		19,460	19,316
Post employment benefits		265	329
Trade and other receivables		7,226	7,843
		122,267	124,859
Current assets
Inventory		1,009	956
Taxation recoverable		296	279
Trade and other receivables		11,459	10,705
Other investments		5,917	7,017
Cash and cash equivalents		7,148	11,705
		25,829	30,662
Total assets		148,096	155,521

Equity
Called up share capital		4,797	4,797
Additional paid-in capital		149,211	149,145
Treasury shares		(7,647)	(7,719)
Accumulated losses		(114,891)	(113,086)
Accumulated other comprehensive income		28,982	30,262
Total attributable to owners of the parent		60,452	63,399
Non-controlling interests		1,110	1,084
Total equity		61,562	64,483

Non-current liabilities
Borrowings		52,717	51,669
Deferred tax liabilities		728	771
Post employment benefits		235	258
Provisions		1,481	1,572
Trade and other payables		2,375	2,184
		57,536	56,454
Current liabilities
Borrowings		12,341	14,721
Financial liabilities under put option arrangements		493	485
Taxation liabilities		453	457
Provisions		732	674
Trade and other payables		14,979	18,247
		28,998	34,584
Total equity and liabilities		148,096	155,521

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Vodafone Group Plc ⫶ H1 FY24 results

Unaudited condensed consolidated financial statements

Consolidated statement of changes in equity

		Additional		Accumulated	Equity	Non-
	Share	paid-in	Treasury	comprehensive	attributable to	controlling
	capital	capital[1]	shares	losses[2]	the owners	interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2022 Re-presented[3]	4,797	149,018	(7,278)	(91,189)	55,348	2,290	57,638
Issue or reissue of shares	—	1	108	(100)	9	—	9
Share-based payments	—	66	—	—	66	5	71
Transactions with non-controlling interests in subsidiaries	—	—	—	(24)	(24)	(12)	(36)
Comprehensive income	—	—	—	1,377	1,377	286	1,663
Dividends	—	—	—	(1,265)	(1,265)	(285)	(1,550)
30 September 2022 Re-presented[3]	4,797	149,085	(7,170)	(91,201)	55,511	2,284	57,795

1 April 2023	4,797	149,145	(7,719)	(82,824)	63,399	1,084	64,483
Issue or reissue of shares	—	1	72	(72)	1	—	1
Share-based payments	—	65	—	—	65	4	69
Transactions with non-controlling interests in subsidiaries	—	—	—	(8)	(8)	(3)	(11)
Share of equity-accounted entitiesʼ changes in equity	—	—	—	(164)	(164)	—	(164)
Comprehensive (expense)/income	—	—	—	(1,626)	(1,626)	191	(1,435)
Dividends	—	—	—	(1,215)	(1,215)	(166)	(1,381)
30 September 2023	4,797	149,211	(7,647)	(85,909)	60,452	1,110	61,562

Notes:

1.	Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2.	Includes accumulated losses and accumulated other comprehensive income.
3.	The results for the period ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. As at 30 September 2022, accumulated comprehensive losses decreased by €58 million, resulting in an increase of €58 million in total equity compared to amounts previously reported. As at 1 April 2022, accumulated comprehensive losses decreased by €96 million, resulting in an increase of €96 million in total equity compared to amounts previously reported. See Note 4 ‘Assets held for sale’ for more information.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Vodafone Group Plc ⫶ H1 FY24 results

Unaudited condensed consolidated financial statements

Consolidated statement of cash flows

		Six months ended 30 September
		2023	2022
	Note	€m	€m
Inflow from operating activities	8	5,544	6,280

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired		–	—
Purchase of interests in associates and joint ventures		(52)	(61)
Purchase of intangible assets		(1,536)	(1,433)
Purchase of property, plant and equipment		(2,888)	(3,456)
Purchase of investments		(1,704)	(871)
Disposal of interests in subsidiaries, net of cash disposed		(67)	—
Disposal of interests in associates and joint ventures		500	—
Disposal of property, plant and equipment and intangible assets		12	—
Disposal of investments		1,557	1,130
Dividends received from associates and joint ventures		75	463
Interest received		295	139
Outflow from investing activities		(3,808)	(4,089)

Cash flows from financing activities
Proceeds from issue of long-term borrowings		1,430	187
Repayment of borrowings		(5,492)	(5,549)
Net movement in short-term borrowings		40	6,194
Net movement in derivatives		138	(205)
Interest paid[1]		(1,101)	(952)
Purchase of treasury shares		—	(1,090)
Issue of ordinary share capital and reissue of treasury shares		1	9
Equity dividends paid		(1,210)	(1,263)
Dividends paid to non-controlling shareholders in subsidiaries		(167)	(290)
Other transactions with non-controlling shareholders in subsidiaries		(17)	(34)
Outflow from financing activities		(6,378)	(2,993)

Net cash outflow		(4,642)	(802)

Cash and cash equivalents at beginning of the financial period[2]		11,628	7,371
Exchange gain on cash and cash equivalents		45	282
Cash and cash equivalents at end of the financial period[2]		7,031	6,851

Notes:

1.	Interest paid includes €nil million (Six months ended 30 September 2022: €86 million inflow) in relation to derivative financial instruments for the Share buyback related to maturing tranches of mandatory convertible bonds.
2.	Comprises cash and cash equivalents as presented in the consolidated statement of financial position of €7,148 million (€7,072 million as at 30 September 2022), together with overdrafts of €117 million (€226 million as at 30 September 2022) and €nil million (€5 million as at 30 September 2022) of cash and cash equivalents included within Assets held for sale.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

1   Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2023:

●	are prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (‘IAS 34’) as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the United Kingdom;
●	are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s Annual Report on Form 20-F for the year ended 31 March 2023;
●	with the exception of IFRS 17 ‘Insurance contracts’ (see below) apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2023, which were prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the IASB and with the requirements of the UK Companies Act 2006. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34;
●	include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented; and
●	were approved by the Board of directors on 14 November 2023.

The information relating to the year ended 31 March 2023 is extracted from the Group’s published Annual Report on Form 20-F for that year.

The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern

The Group has €7.1 billion of cash and cash equivalents and €4.1 billion of liquid short-term investments available at 30 September 2023, together with undrawn revolving credit facilities of €7.8 billion (of which €4.0 billion becomes due for renewal in February 2025), which cover all the Group’s reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios including not being able to renew the credit facility in February 2025 and not being able to access the capital markets during the assessment period. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for the period up to and including March 2025 and that it is appropriate to continue to adopt the going concern basis in preparing the unaudited condensed consolidated financial statements.

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

1   Basis of preparation (continued)

Critical accounting judgements and estimates

The Group’s critical accounting judgements and estimates are disclosed in the Group’s Annual Report on Form 20-F for the year ended 31 March 2023.

Judgements relating to potential indicators of impairment

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets as at 31 March.

At interim reporting periods, the Group performs a review to identify any indicator of impairment that may indicate that the carrying amount of any of the Group’s cash generating units (‘CGUs’) may not be recoverable. As part of this assessment as at 30 September 2023, the Group reviewed the key assumptions underlying the value in use valuations used in the annual impairment test at 31 March 2023. This included the year to-date performance of the Group’s CGUs against their budgets, as well as considering the valuation implications of changes in other factors such as risk free discount rates and the assessment of long term growth rates.

The Group’s review of the potential impact of indicators of impairment and recoverable amounts did not indicate that the carrying amount of any of the Group’s CGUs was not recoverable as at 30 September 2023.

Hyperinflation accounting

The Group continues to apply hyperinflationary accounting, as specified in IAS 29, at its Turkish operations whose functional currency is the Turkish lira and to Safaricom’s operations in Ethiopia where the Ethiopian birr is the functional currency.

Turkish lira and Ethiopian birr results and non-monetary asset and liability balances for the six months ended 30 September 2023 have been revalued to their present value equivalent local currency amount as at 30 September 2023, based on an inflation index, before translation to euros at the reporting date exchange rate of €1 : 29.03 TRL and €1 : 58.73 ETB, respectively.

For the Group’s operations in Turkey, the gain or loss on net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement within Other income.

For Safaricom’s operations in Ethiopia, the impacts of IAS 29 accounting are reflected as an increase to Investments in associates and joint ventures and an increase to Profit attributable to the joint ventures and associates.

The inflation index in Turkey selected to reflect the change in purchasing power was the consumer price index (‘CPI’) issued by the Turkish Statistical Institute which has risen by 30.08% during the six months ended 30 September 2023. The inflation index selected in Ethiopia is the CPI issued by the Central Statistics Agency of Ethiopia which rose 12.09% during the six months ended 30 September 2023.

The main impacts of these adjustments on the consolidated financial statements are shown below.

	Increase/(decrease)
	Six months ended 30 September
	2023	2022
	€m	€m
Revenue	35	21
Operating profit	(5)	(14)
Profit for the financial period	(140)	(40)

	30 September 2023	31 March 2023
Non-current assets	849	814
Equity attributable to owners of the parent	811	777
Non-controlling interests	54	37

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

1   Basis of preparation (continued)

New accounting pronouncements adopted

On 1 April 2023, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group, except as described below. Further details are provided in the Group’s Annual Report on Form 20-F for the year ended 31 March 2023.

IFRS 17 ‘Insurance Contracts’

IFRS 17 ‘Insurance Contracts’ was adopted by the Group on 1 April 2023. The Standard sets out revised principles for the recognition, measurement, presentation, and disclosure of obligations relating to insurance contracts issued by preparers in order to provide a single accounting model for all types of insurance.

The Group issues certain short and long-term contracts - primarily being (i) the reinsurance of handset and other device insurance issued by a fronting insurer to the Group’s customers; and (ii) the reinsurance of a third-party annuity policy issued to the Vodafone and Cable & Wireless (‘CWW’) sections of the Vodafone UK Group Pension Scheme. The adoption of IFRS 17 did not have a material impact on prior period equity.

The adoption of IFRS 17 will result in separate insurance and reinsurance liability line items being presented within the Trade and other payables disclosure notes to be included within the Group’s consolidated financial statements for the year ending 31 March 2024, with corresponding reductions in the Other payables line item. The reclassification as at 31 March 2023 will be €256 million and €63 million within the long and short-term Trade and other payables notes, respectively. The long and short-term Insurance and reinsurance liability amounts included within Trade and other payables at 30 September 2023 are €236 million and €93 million, respectively.

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

2   Segmental analysis

Operating segments

The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive Officer. The Group has a single group of similar services and products, being the supply of communications services and related products.

From 1 April 2023, the Group revised its segments by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment to reflect the effective date of changes made to the Group’s internal reporting structure, following the transfer of Vodafone Egypt to the Vodacom Group in December 2022.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices.

Segment information is primarily provided on the basis of geographic areas, being the basis on which the Group manages the rest of its worldwide interests.

The operating segments for Germany, Italy, UK, Spain and Vodacom (which is a legal entity encompassing South Africa, Vodafone Egypt and certain other smaller African markets) are individually material for the Group and are each reporting segments for which certain financial information is provided. In addition, the Vantage Towers operating segment was a separately listed part of the Group until its disposal into a joint venture on 22 March 2023.

The aggregation of other operating segments into the Other Europe and Other Markets reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece, Hungary (until disposal in January 2023), Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, while the Other Markets segment (comprising Turkey and Ghana (until disposal in February 2023)) largely includes developing economies with less stable economic or regulatory environments. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

Revenue disaggregation

Revenue reported for the period includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component. The tables below and overleaf disaggregate the Group’s revenue by reporting segment.

The table below presents the results for the six months ended 30 September 2023.

			Revenue
			from
			contracts			Total
	Service	Equipment	with	Other	Interest	segment	Adjusted
	revenue	revenue	customers	revenue[1]	revenue	revenue	EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2023
Germany	5,722	503	6,225	173	7	6,405	2,527
Italy	2,098	180	2,278	37	5	2,320	645
UK	2,822	526	3,348	17	12	3,377	640
Spain	1,731	167	1,898	26	5	1,929	394
Other Europe	2,366	285	2,651	21	7	2,679	766
Vodacom	2,924	473	3,397	178	15	3,590	1,241
Other Markets	828	297	1,125	3	—	1,128	254
Vantage Towers	—	—	—	—	—	—	—
Common Functions[2]	282	24	306	416	(1)	721	(89)
Eliminations	(155)	—	(155)	(57)	—	(212)	—
Group	18,618	2,455	21,073	814	50	21,937	6,378

Notes:

1.	Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’.
2.	Comprises central teams and business functions.

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

2   Segmental analysis (continued)

The table below presents the comparative information for the six months ended 30 September 2022.

			Revenue
			from
			contracts			Total
	Service	Equipment	with	Other	Interest	segment	Adjusted
	revenue	revenue	customers	revenue[1]	revenue	revenue	EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2022
Germany	5,730	675	6,405	178	9	6,592	2,677
Italy	2,125	198	2,323	49	5	2,377	759
UK	2,712	630	3,342	34	16	3,392	685
Spain	1,782	142	1,924	31	10	1,965	445
Other Europe	2,552	281	2,833	53	8	2,894	843
Vodacom[2]	3,422	536	3,958	207	14	4,179	1,527
Other Markets[2]	771	203	974	2	—	976	228
Vantage Towers	—	—	—	657	—	657	330
Common Functions[3]	268	23	291	405	—	696	(250)
Eliminations	(155)	—	(155)	(643)	—	(798)	—
Group	19,207	2,688	21,895	973	62	22,930	7,244

Notes:

1.	Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’.
2.	Components of revenue and Adjusted EBITDAaL metrics for the six months ended 30 September 2022 have been re-presented for the Other Markets and Vodacom segments to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment. There is no impact on previously reported Group metrics.
3.	Comprises central teams and business functions.

A reconciliation of Adjusted EBITDAaL, the Group’s measure of segment profit, to the Group’s profit before taxation for the financial period is shown below.

	Six months ended 30 September
		Re-presented[1]
	2023	2022
	€m	€m
Adjusted EBITDAaL	6,378	7,244
Restructuring costs	(212)	(142)
Interest on lease liabilities	281	204
Loss on disposal of property, plant & equipment and intangible assets	(22)	(11)
Depreciation and amortisation on owned assets	(4,626)	(4,807)
Share of results of equity accounted associates and joint ventures	(51)	376
Impairment reversal	64	—
Other (expense)/income	(157)	104
Operating profit	1,655	2,968
Investment income	368	137
Financing costs	(1,473)	(1,418)
Profit before taxation	550	1,687

Note:

1.	The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. See note 4 ‘Assets for sale’ for more information.

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

2   Segmental analysis (continued)

The Group’s non-current assets are disaggregated as follows:

	30 September	31 March
	2023	2023
	€m	€m
Non-current assets[1]
Germany	43,301	43,878
Italy	9,956	10,235
UK	6,638	6,629
Spain	5,991	6,331
Other Europe	7,586	7,815
Vodacom[2]	6,789	6,796
Other Markets[2]	1,534	1,502
Common Functions[3]	1,986	2,013
Group	83,781	85,199

Notes:

1.	Comprises goodwill, other intangible assets and property, plant & equipment.
2.	Non-current assets at 31 March 2023 have been re-presented for the Other Markets and Vodacom segments to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment. There is no impact on previously reported Group metrics
3.	Comprises central teams and business functions.

3   Taxation

	Six months ended 30 September
	2023	2022
	€m	€m
United Kingdom corporation tax (expense)/income
Current period	(38)	(4)
Adjustments in respect of prior periods	(19)	9
Overseas current tax (expense)/income
Current period	(394)	(446)
Adjustments in respect of prior periods	—	12
Total current tax expense	(451)	(429)

Deferred tax on origination and reversal of temporary differences
United Kingdom deferred tax	(24)	(10)
Overseas deferred tax	(230)	(46)
Total deferred tax expense	(254)	(56)
Total income tax expense	(705)	(485)

Deferred tax on losses in Luxembourg

The tax charge for the six months ended 30 September 2023 includes deferred tax on the use of losses in Luxembourg. The Group would not recognise losses in Luxembourg which would be forecast to be used beyond 60 years. Current volatility in interest rates means that the period over which we expect to recover the losses is in line with the 35 to 39 years disclosed as at 31 March 2023. The actual use of these losses and the period over which they may be used is dependent on many factors including the level of profitability in Luxembourg, changes in tax law and any changes to the structure of the Group.

Further details about the Group’s tax losses can be found in Note 6 ‘Taxation’ to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2023.

IAS 12 amendment

The Group will make additional qualitative and quantitative disclosures regarding its exposure to Pillar Two income taxes in the consolidated financial statements for year ending 31 March 2024, in accordance with amendments to IAS 12 ‘Income Taxes’ which were endorsed by the UK Endorsement Board in July 2023. The Group has applied the mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two rules set out therein. The impact of the rules is under review but is not expected to be material.

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

4   Assets held for sale

Reclassification of Indus Towers Limited

In the condensed consolidated financial statements for the six months ended 30 September 2022, the Group’s 21% interest in Indus Towers Limited was reported within Assets held for sale. Whilst the Group remains focused on achieving a sale, the investment was not assessed as meeting the requirements of held for sale at 31 March 2023 and this remained the position at 30 September 2023.

Impact on the consolidated income statement

Comparative amounts for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. The reclassification has no impact on revenue and gross profit reported in the consolidated income statement for the six months ended 30 September 2022, but the following line items have been impacted:

–Share of results of equity accounted associates and joint ventures increased by €33 million.

–Investment income decreased by €74 million.

Consequently, operating profit increased by €33 million. Profit before taxation and Profit for the financial period both decreased by €41 million and Total comprehensive income decreased by €38 million compared to the amounts previously reported.

5   Earnings per share

	Six months ended 30 September
	2023	2022
	Millions	Millions
Weighted average number of shares for basic earnings per share	27,033	28,037
Effect of dilutive potential shares: restricted shares and share options	—	104
Weighted average number of shares for diluted earnings per share	27,033	28,141

Earnings per share attributable to owners of the parent during the period
	Six months ended 30 September
		Re-presented[1]
	2023	2022
	€m	€m
(Loss)/profit for basic and diluted earnings per share	(346)	945

		Re-presented[1]
	eurocents	eurocents
Basic (loss)/earnings per share	(1.28)	3.37
Diluted (loss)/earnings per share	(1.28)	3.36

Note:

1.

The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Profit for basic and diluted earnings per share has decreased by €41 million compared to the amount previously reported. Consequently, basic earnings per share decreased by 0.15 eurocents and diluted earnings per share decreased by 0.14 eurocents compared to amounts previously reported. See note 4 ‘Assets held for sale’ for more information.

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

6   Equity dividends

	Six months ended 30 September
	2023	2022
	€m	€m
Declared during the financial period:
Final dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share)	1,215	1,265
Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2024: 4.50 eurocents per share (2023: 4.50 eurocents per share)	1,218	1,237

7   Investments in associates and joint ventures

	30 September	31 March
	2023	2023
	€m	€m
Oak Holdings 1 GmbH	7,883	8,634
VodafoneZiggo Group Holding B.V.	715	793
TPG Telecom Limited	57	108
Other	77	43
Investment in joint ventures	8,732	9,578
Safaricom PLC	554	509
Indus Towers Limited	1,051	908
Other	120	84
Investment in associates	1,725	1,501
	10,457	11,079

On 18 July 2023, the Group completed the sale of 3.9% of Oak Holdings 1 GmbH for cash consideration of €500 million. Vodafone retains an interest of 60.3% in Oak Holdings 1 GmbH.

8   Reconciliation of net cash flow from operating activities

	Six months ended 30 September
		Re-presented[1]
	2023	2022
	€m	€m
(Loss)/profit for the financial period	(155)	1,202
Investment income	(368)	(137)
Financing costs	1,473	1,418
Income tax expense	705	485
Operating profit	1,655	2,968
Adjustments for:
Share-based payments and other non-cash charges	63	46
Depreciation and amortisation	6,802	6,853
Loss on disposal of property, plant & equipment and intangible assets	20	9
Share of results of equity accounted associates and joint ventures	51	(376)
Impairment reversal	(64)	–
Other expense/(income)	157	(104)
Increase in inventory	(57)	(175)
Increase in trade and other receivables	(1,145)	(1,381)
Decrease in trade and other payables	(1,466)	(888)
Cash generated by operations	6,016	6,952
Taxation	(472)	(672)
Net cash flow from operating activities	5,544	6,280

Note:

1.	The results for the six months ended 30 September 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Profit for the financial period decreased by €41 million and Operating profit decreased by €33 million compared to amounts previously reported. The Share of results of equity accounted associates and joint ventures increased by €33 million compared to the amount previously reported. Consequently, there was no impact on Cash generated by operations or Net cash flow from operating activities.

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

9   Fair value of financial instruments

The table below sets out the financial instruments held at fair value by the Group.

	30 September	31 March
	2023	2023
	€m	€m
Financial assets at fair value:
Money market funds (included within Cash and cash equivalents)[1]	2,780	7,781
Debt and equity securities (included within Other investments)[2]	4,671	5,808
Derivative financial instruments (included within Trade and other receivables)[3,4]	5,273	6,124
Trade receivables at fair value through Other comprehensive income (included within Trade and other receivables)[2]	1,329	903
	14,053	20,616

Financial liabilities at fair value:
Derivative financial instruments (included within Trade and other payables)[3,4]	1,792	1,422
	1,792	1,422

Notes:

1.	Items are measured at fair value and the valuation basis is Level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.
2.	Quoted debt and equity securities of €2,446 million (€2,794 million as at 31 March 2023) are Level 1 classification which comprises items where fair value is determined by unadjusted quoted prices in active markets. The remaining items are measured at fair value and the basis is Level 2 classification which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
3.	Derivative financial assets include €31 million (€198 million as at 31 March 2023) of embedded derivative option for which the valuation basis is Level 3 classification where fair value is determined from inputs that are not based on observable market data (i.e unobservable inputs). The remaining items are also measured at fair value and the basis is Level 2 classification.
4.	€4,904 million (€5,642 million as at 31 March 2023) of derivative financial assets and €1,362 million (€1,116 million as at 31 March 2023) of derivative financial liabilities are classified as non-current.

The fair value of the Group's financial assets held at amortised cost approximates to fair value with the exception of non-current debt securities with a carrying value of €1,000 million (€999 million as at 31 March 2023) and a fair value of €769 million (€803 million as at 31 March 2023). Fair value is based on Level 2 of the fair value hierarchy which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The fair value of the Group’s financial liabilities held at amortised cost approximates to fair value with the exception of non-current bonds with a carrying value of €41,128 million (€39,512 million as at 31 March 2023) and a fair value of €34,913 million (€35,044 million as at 31 March 2023). Fair value is based on Level 1 of the fair value hierarchy using quoted market prices.

Level 3 financial instruments

The Group’s borrowings include €1,597 million (€1,485 million as at 31 March 2023) of bank borrowings that are secured against the Group’s shareholdings in Indus Towers and Vodafone Idea and will be repaid through the realisation of proceeds from those assets. This arrangement contains an embedded derivative option which has been separately fair valued. The 30 September 2023 valuation of the embedded derivative asset of €31 million (€198 million as at 31 March 2023) is presented within derivative assets within trade and other receivables in current assets in the consolidated statement of financial position.

The loss in the period of €167 million (€6 million gain in the six months ended 30 September 2022) on the revaluation of the embedded derivative option is recognised within financing costs in the consolidated income statement.

A Black Scholes model for European put options has been used as a valuation model and primarily uses market inputs (quoted share prices and volatilities for Indus Towers and Vodafone Idea) along with a strike price equal to the amount payable under the loan. The valuation includes an unobservable adjustment to reflect the potential timeframe to settle the loan and has been modelled using a range of potential durations up to 31 March 2025. As a result of this unobservable adjustment, the option is classified as a level 3 instrument under the fair value hierarchy. An increase/(decrease) in durations of six months to settle the loan would increase/(decrease) the derivative asset by €77 million/(€22 million).

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

10   Related party transactions

Transactions with associates and joint ventures

Related party transactions with the Group’s joint ventures and associates primarily consists of fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling ventures. No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
	2023	2022
	€m	€m
Sales of goods and services to associates	15	11
Purchase of goods and services from associates	3	65
Sales of goods and services to joint arrangements	133	110
Purchase of goods and services from joint arrangements	392	69
Interest expense payable to associates[1]	—	25
Interest income receivable from joint arrangements[1]	26	22
Interest expense payable to joint arrangements[2]	109	—

	30 September	31 March
	2023	2023
	€m	€m
Trade balances owed:
by associates	8	7
to associates	1	1
by joint arrangements	143	170
to joint arrangements	287	329
Other balances owed by joint arrangements[1]	1,178	980
Other balances owed to joint arrangements[2]	5,323	5,628

Notes:

1.	Amounts arise primarily through VodafoneZiggo Group Holding B.V.. Interest is paid/received in line with market rates.
2.	Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH.

On 28 September 2023 the Group sold M-Pesa Holding Company Limited ('MPHCL'), which holds funds on trust for M-Pesa customers, to Safaricom Plc for US$1. Balances included in the Group's consolidated statement of financial position at the date of disposal included short-term investments of €1,195 million and €1,156 million due to M-Pesa customers recorded within Other investments and Trade and other payables, respectively.

In the six months ended 30 September 2023, the Group made contributions to defined benefit pension schemes of €26 million (Six months ended 30 September 2022: €11 million).

In the six months ended 30 September 2023, dividends of €1.0 million were paid to Board and Executive Committee members (Six months ended 30 September 2022: €1.2 million).

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

11   Contingent liabilities and legal proceedings

Note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2023 sets forth the Group’s contingent liabilities and legal proceedings as of 31 March 2023. There have been no material changes to the Group's contingent liabilities or legal proceedings during the period covered by this report, except as disclosed below.

Legal proceedings

Netherlands tax case

Vodafone Europe BV (VEBV) received assessments totalling €267 million of tax and interest from the Dutch Tax Authorities, who challenged the application of the arm’s length principle in relation to various intra-group financing transactions. The Group entered into a guarantee for the full value of the assessments issued. VEBV appealed against these assessments to the District Court of the Hague where a hearing was held in March 2023. The District Court issued its judgement in July 2023, upholding VEBV’s appeal in relation to the majority of issues and requiring the Dutch Tax Authorities to significantly reduce its assessments. VEBV and the Dutch Tax Authorities have since appealed the judgement.

The Group continues to believe it has robust defences but has recorded a provision of €24 million for tax and interest, reflecting its current view of the probable financial outflow required to fully resolve the issue and has reduced the guarantee to the same value.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece

In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Group Plc and certain directors and officers of Vodafone were withdrawn. Vodafone Greece filed a counter-claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Athens Court of First Instance because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece’s counter claim was also rejected. The Papistas claimants and Vodafone Greece each filed appeals. The appeal hearings took place on 23 February and 11 May 2023. Judgement has been received in respect of the May appeal hearing for two of the claims and the Court dismissed the appeals because the stamp duty payments had again not been made. Whether the Papistas claimants will appeal the judgement is unknown as of the date of this report. We are waiting to receive the judgement relating to the February appeal hearing for the remaining claim.

We are continuing vigorously to defend the claims and, based on the progress of the litigation so far, the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact.

UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators (‘MNOs’), including Vodafone, and their parent companies in the English High Court. The administrators alleged collusion between the MNOs to pull their business from Phones 4U, thereby causing its collapse. The judge ordered that there should be a split trial between liability and damages. The first trial on liability took place from May to July 2022. On 10 November 2023, the High Court issued a judgement in Vodafone’s favour and rejected Phones 4U’s allegations that the defendants were in breach of competition law, confirming our previously stated position that a present obligation does not exist. It is not known whether Phones 4U will seek to appeal the judgement as of the date of this report.

Vodafone Group Plc ⫶ H1 FY24 results

Notes to the unaudited condensed consolidated financial statements

12   Subsequent events

Disposal of Vodafone Spain

On 31 October 2023, the Group announced that it had entered into binding agreements with Zegona Communications plc (‘Zegona’) in relation to the sale of 100% of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) (the ‘Transaction’).

On completion, Vodafone’s consideration will comprise at least €4.1 billion in cash (subject to customary completion adjustments) and up to €0.9 billion in the form of Redeemable Preference Shares (‘RPS’) which redeem, for an amount comprising the subscription price and accrued preferential dividend, no later than 6 years after closing.

Completion of the Transaction is conditional on certain approvals being obtained from current Zegona shareholders as well as regulatory clearances and is expected to take place in the first half of 2024.

Minority shareholders in Kabel Deutschland Holding A.G.

The Group’s obligations to the minority shareholders in Kabel Deutschland Holding A.G., reflected as a financial liability under put option arrangements in the Group’s consolidated statement of financial position, were settled by a final payment of €494 million on 20 October 2023.

Hybrid bonds

On 7 November 2023, the Group announced that on 3 January 2024 it will exercise its call option to repurchase and cancel outstanding capital securities of €438 million due on 3 January 2079. This follows a previous bond buyback exercise completed in June 2023 for €1,562 million of the original €2,000 million securities issued.

Vodafone Group Plc ⫶ H1 FY24 results

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly-titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic Adjusted EBITDAaL growth	Page 46	Not applicable	-
Organic revenue growth	Page 46	Revenue	Pages 47 to 49
Organic Group service revenue growth excluding Turkey	Page 46	Service revenue	Pages 47 to 49
Organic service revenue growth	Page 46	Service revenue	Pages 47 to 49
Organic mobile service revenue growth	Page 46	Service revenue	Pages 47 to 49
Organic fixed service revenue growth	Page 46	Service revenue	Pages 47 to 49
Organic Vodafone Business service revenue growth	Page 46	Service revenue	Pages 47 to 49
Organic financial services revenue growth in South Africa	Page 46	Service revenue	Pages 47 to 49
Financing metrics
Adjusted net financing costs	Page 13	Net financing costs	Page 13

Vodafone Group Plc ⫶ H1 FY24 results

Non-GAAP measures

Performance metrics

Organic growth

All amounts marked with an ‘*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustments in Turkey and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows:

-	Adjusted EBITDAaL;
-	Revenue;
-	Group service revenue excluding Turkey;
-	Service revenue;
-	Mobile service revenue;
-	Fixed service revenue;
-	Vodafone Business service revenue; and
-	Financial services revenue in South Africa.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;
-	It is used for internal performance analysis; and
-	It facilitates comparability of underlying growth with other companies (although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Vodafone Group Plc ⫶ H1 FY24 results

Non-GAAP measures

Six months ended 30 September 2023

			Reported	M&A and	Foreign	Organic
	H1 FY24	H1 FY23	growth	Other	exchange	growth*
	€m	€m	%	pps	pps	%
Service revenue[1]
Germany	5,722	5,730	(0.1)	—	—	(0.1)
Mobile service revenue	2,530	2,546	(0.6)	—	—	(0.6)
Fixed service revenue	3,192	3,184	0.3	—	—	0.3
Italy	2,098	2,125	(1.3)	—	—	(1.3)
Mobile service revenue	1,431	1,507	(5.0)	(0.1)	—	(5.1)
Fixed service revenue	667	618	7.9	0.1	—	8.0
UK	2,822	2,712	4.1	—	1.5	5.6
Mobile service revenue	2,096	2,003	4.6	—	1.6	6.2
Fixed service revenue	726	709	2.4	—	1.4	3.8
Spain	1,731	1,782	(2.9)	0.1	—	(2.8)
Other Europe[2]	2,366	2,552	(7.3)	12.4	(1.2)	3.9
Vodacom[3]	2,924	3,422	(14.6)	—	23.6	9.0
Other Markets[2,3]	828	771	7.4	18.3	53.6	79.3
Common Functions	282	268	—	—	—	—
Eliminations	(155)	(155)
Total service revenue	18,618	19,207	(3.1)	2.0	5.3	4.2
Other revenue	3,319	3,723
Revenue	21,937	22,930	(4.3)	2.2	5.3	3.2

Other growth metrics
Group service revenue excluding Turkey	17,809	18,549	(4.0)	2.1	4.2	2.3
Turkey - Service revenue	828	676	22.5	(5.4)	62.2	79.3
Turkey - Adjusted EBITDAaL	254	215	18.1	145.9	(74.9)	89.1
Vodafone Business - Service revenue	5,124	5,149	(0.5)	1.4	3.5	4.4
Germany - Vodafone Business service revenue	1,205	1,193	1.0	(0.5)	—	0.5
Italy - Vodafone Business service revenue	754	695	8.5	(0.1)	—	8.4
UK - Vodafone Business service revenue	1,059	1,036	2.2	—	1.6	3.8
Spain - Vodafone Business service revenue	557	569	(2.1)	0.1	—	(2.0)
Other Europe - Vodafone Business service revenue	728	747	(2.5)	9.4	(1.1)	5.8
South Africa - Financial services revenue	77	82	(6.1)	—	16.9	10.8

Adjusted EBITDAaL
Germany	2,527	2,677	(5.6)	—	—	(5.6)
Italy	645	759	(15.0)	—	—	(15.0)
UK	640	685	(6.6)	—	1.3	(5.3)
Spain	394	445	(11.5)	(0.1)	—	(11.6)
Other Europe[2]	766	843	(9.1)	11.1	(1.3)	0.7
Vodacom[3]	1,241	1,527	(18.7)	—	23.6	4.9
Other Markets[2,3]	254	228	11.4	21.7	56.0	89.1
Vantage Towers	—	330	(100.0)	100.0	—	—

Percentage point change in Adjusted EBITDAaL margin
Germany	39.5%	40.6%	(1.1)	(0.1)	—	(1.2)
Italy	27.8%	31.9%	(4.1)	—	—	(4.1)
UK	19.0%	20.2%	(1.2)	—	—	(1.2)
Spain	20.4%	22.6%	(2.2)	(0.1)	—	(2.3)
Other Europe[2]	28.6%	29.1%	(0.5)	(0.4)	(0.1)	(1.0)
Vodacom[3]	34.6%	36.5%	(1.9)	—	0.7	(1.2)
Other Markets[2,3]	22.5%	23.4%	(0.9)	0.9	0.1	0.1

Notes:

1.	Prior to disposal, Vantage Towers revenue was reported by the Group as other revenue, not service revenue.
2.

Comparatives include the results of Vodafone Hungary and Vodafone Ghana which were included in the Other Europe and Other Markets segments, respectively, until their disposal. As previously reported, Vodafone Hungary was sold in January 2023 and Vodafone Ghana was sold in February 2023.

3.

From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group’s reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Vodafone Group Plc ⫶ H1 FY24 results

Non-GAAP measures

Quarter ended 30 September 2023

			Reported	M&A and	Foreign	Organic
	Q2 FY24	Q2 FY23	growth	Other	exchange	growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,903	2,873	1.0	0.1	—	1.1
Mobile service revenue	1,290	1,282	0.6	0.1	—	0.7
Fixed service revenue	1,613	1,591	1.4	—	—	1.4
Italy	1,063	1,073	(0.9)	(0.1)	—	(1.0)
Mobile service revenue	729	762	(4.3)	(0.1)	—	(4.4)
Fixed service revenue	334	311	7.4	(0.1)	—	7.3
UK	1,421	1,352	5.1	—	0.4	5.5
Mobile service revenue	1,057	1,000	5.7	—	0.4	6.1
Fixed service revenue	364	352	3.4	—	0.5	3.9
Spain	860	884	(2.7)	—	—	(2.7)
Other Europe[1]	1,205	1,298	(7.2)	12.1	(1.1)	3.8
Vodacom[2]	1,498	1,758	(14.8)	—	23.8	9.0
Other Markets[1,2]	495	407	21.6	(11.3)	74.7	85.0
Common Functions	151	140
Eliminations	(88)	(92)
Total service revenue	9,508	9,693	(1.9)	1.0	5.6	4.7
Other revenue	1,689	1,959
Revenue	11,197	11,652	(3.9)	1.2	5.5	2.8

Other growth metrics
Group service revenue excluding Turkey	9,023	9,344	(3.4)	2.1	4.1	2.8
Turkey - Service revenue	495	360	37.5	(41.8)	89.3	85.0
Vodafone Business - Service revenue	2,589	2,591	(0.1)	1.0	3.4	4.3
Germany - Vodafone Business service revenue	609	600	1.5	(0.5)	—	1.0
Italy - Vodafone Business service revenue	379	352	7.7	(0.2)	—	7.5
UK - Vodafone Business service revenue	531	517	2.7	—	0.5	3.2
Spain - Vodafone Business service revenue	276	280	(1.4)	0.2	—	(1.2)
Other Europe - Vodafone Business service revenue	365	376	(2.9)	9.2	(1.1)	5.2

Notes:

1.

Comparatives include the results of Vodafone Hungary and Vodafone Ghana which were included in the Other Europe and Other Markets segments, respectively, until their disposal. As previously reported, Vodafone Hungary was sold in January 2023 and Vodafone Ghana was sold in February 2023.

2.

From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group’s reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Vodafone Group Plc ⫶ H1 FY24 results

Non-GAAP measures

Quarter ended 30 June 2023

			Reported	M&A and	Foreign	Organic
	Q1 FY24	Q1 FY23	growth	Other	exchange	growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,819	2,857	(1.3)	—	—	(1.3)
Mobile service revenue	1,240	1,264	(1.9)	—	—	(1.9)
Fixed service revenue	1,579	1,593	(0.9)	—	—	(0.9)
Italy	1,035	1,052	(1.6)	—	—	(1.6)
Mobile service revenue	702	745	(5.8)	—	—	(5.8)
Fixed service revenue	333	307	8.5	0.2	—	8.7
UK	1,401	1,360	3.0	—	2.7	5.7
Mobile service revenue	1,039	1,003	3.6	—	2.8	6.4
Fixed service revenue	362	357	1.4	—	2.3	3.7
Spain	871	898	(3.0)	—	—	(3.0)
Other Europe[1]	1,161	1,254	(7.4)	12.8	(1.3)	4.1
Vodacom[2]	1,426	1,664	(14.3)	—	23.3	9.0
Other Markets[1,2]	333	364	(8.5)	48.7	33.9	74.1
Common Functions	131	128
Eliminations	(67)	(63)
Total service revenue	9,110	9,514	(4.2)	3.0	4.9	3.7
Other revenue	1,630	1,764
Revenue	10,740	11,278	(4.8)	3.4	5.1	3.7

Other growth metrics
Group service revenue excluding Turkey	8,786	9,205	(4.6)	2.1	4.3	1.8
Turkey - Service revenue	333	316	5.4	31.4	37.3	74.1
Vodafone Business - Service revenue	2,535	2,558	(0.9)	1.9	3.5	4.5
Germany - Vodafone Business service revenue	596	593	0.5	(0.5)	—	—
Italy - Vodafone Business service revenue	375	343	9.3	0.1	—	9.4
UK - Vodafone Business service revenue	528	519	1.7	—	2.7	4.4
Spain - Vodafone Business service revenue	281	289	(2.8)	—	—	(2.8)
Other Europe - Vodafone Business service revenue	363	371	(2.2)	9.7	(1.1)	6.4

Notes:

1.

Comparatives include the results of Vodafone Hungary and Vodafone Ghana which were included in the Other Europe and Other Markets segments, respectively, until their disposal. As previously reported, Vodafone Hungary was sold in January 2023 and Vodafone Ghana was sold in February 2023.

2.

From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group’s reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Vodafone Group Plc ⫶ H1 FY24 results

Definitions

Key terms are defined below. See page 45 for the location of definitions for non-GAAP measures.

Term	Definition
Adjusted EBITDAaL

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance.

Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Depreciation and amortisation

The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Financial services revenue

Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).

Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
FTTH	Fibre to the home.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
MVNO

Companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network.

Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband.
Operating expenses	Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic and Albania. The prior period comparative results include Vodafone Hungary which was disposed of in January 2023.
Other Markets

Other Markets comprise Turkey. From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group’s reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. The prior period comparative results include Vodafone Ghana which was disposed of in February 2023.

Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad.
Service revenue

Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

SME	Small and medium sized enterprises.
Vodafone Business

Vodafone Business supports organisations in a digital world. With Vodafone’s expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.	All growth rates reflect a comparison to the quarter ended 30 September 2022 unless otherwise stated.
3.	References to “Q1”, “Q2”, “Q3” and “Q4” are to the three months ended 30 June, 30 September, 31 December and 31 March. References to “H1” and “H2” are to the six month periods ended 30 September and 31 March, respectively. References to the “year”, “financial year” or “FY24” are to the financial year ending 31 March 2024. References to “last year”, “last financial year” or “FY23” are to the financial year ended 31 March 2023. References to “H1 FY24” are to the six month period ended 30 September 2023. References to “H1 FY23” are to the six month period ended 30 September 2022.
4.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho. On 13 December 2022, Vodafone completed the transfer of its 55% shareholding in Vodafone Egypt to Vodacom. Vodafone Egypt has been included within the Vodacom reporting segment from 1 April 2023.
5.	This document contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Vodafone Group Plc ⫶ H1 FY24 results

Forward-looking statements and other matters

This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the announced agreement to combine Vodafone UK and Three UK; the announced agreement to dispose of Vodafone Spain; the Group’s FTTH joint venture’s network rollout; changes to German TV laws; the outcome and impact of regulatory and legal proceedings involving the Group and of scheduled or potential legislative and regulatory changes, including approvals, reviews and consultations; expectations for the Group’s future performance generally; the transaction to purchase Nowo Communicatons; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; certain of the Group’s plans and objectives, including the Group’s strategy and its emissions targets and other ESG goals, commitments, targets and ambitions, climate-related scenarios or pathways and methodologies it uses to assess its progress in relation to those.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘will’, ‘may’, ‘expects’, ‘believes’, ‘plans’, ‘continues’, ‘progress’, ‘further’, or ‘ongoing’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group’s ability to deploy view technologies, products and services; evolving cyber threats to the Group’s services and confidential data; the Group’s ability to embed responses to climate-related risks into business strategy and operations; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the signed agreement to combine Vodafone’s UK business with Three UK; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; changes in statutory tax rates and profit mix; climate change projection risk including, for example, the evolution of climate change and its impacts, changes in the scientific assessment of climate change impacts, transition pathways and future risk exposure and limitations of climate scenario forecasts; amendments to or new ESG reporting standards, models or methodologies; changes in ESG data availability and quality which could result in revisions to reported data going forward; and climate scenarios and the models that analyse them have limitations that are sensitive to key assumptions and parameters, which are themselves subject to some uncertainty.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group’s Annual Report on Form 20-F for the year ended 31 March 2023. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2023

-End-

Vodafone Group Plc ⫶ H1 FY24 results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 4, 2023

By:	/s/ M de Bie
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary